




# A.T. CROSS Co.

2011 Annual Report

APR 0 3 2012
Washington, DC 20549



Shown: Cross Tech3 Multifunction Pen in Satin Black



## Company Profile

Since 1846, the Cross® name has been synonymous with a devotion to craftsmanship and quality, lifetime guarantees and genuine beauty. Today, A.T. Cross complements its writing instrument heritage with a broad range of premium personal accessories including reading glasses, leather goods, and timepieces. The Company's portfolio also includes the Costa and Native sunglass brands, designed for active sports enthusiasts. These products are sold in fine stores worldwide.

"Our brands are unique, our strategies are sound, our customers are creative, and our team is determined."

Dear Fellow Shareholder:

2011 was another excellent year for A.T. Cross. Our revenue and earnings grew at double-digit rates. Our brands – Cross, Costa, and Native – generated growth. Both the Cross Accessory Division and the Cross Optical Group developed and executed strategies that had a significant impact in the marketplace. And our balance sheet remained strong.

The economic environment that we compete in is challenging, but our brands are unique, our strategies are sound, our customers are creative, and our team is determined. Powered by these assets, A.T. Cross is poised to continue to create significant shareholder value going forward. We are excited by this prospect and will work with purpose and speed to make it happen.





Shown: Costa Brine with Black Frames and Green Mirror 580G Lenses

"With Cross, Costa, and Native, our company is uniquely positioned to capitalize on consumer preference for names and products they can trust."



Shown: Native Endura™ Asphalt Frames with Blue Reflex Lenses

## 2011 Results: Meeting Our Goals and More

At the beginning of the year, we set out to achieve several key goals:

- Generate revenue growth from all brands
- Drive EPS growth of at least 15%, allowing us to confidently budget 2012 EBITDA at $22 million
- Expand the market geography of Costa and Native
- Improve operating profit from the Cross Accessory Division

At year's end, we had achieved these goals and more.

Revenue increased 10% to $175 million. Once again, the performance of the Cross Optical Group (COG) was outstanding, growing 20% to $73 million. In and of itself, this is impressive, but it is especially noteworthy against a United States premium sunglass market that grew in single digits. Our sunglass business continues to gain share and has become an admired player in its industry.

Our Cross Accessory Division (CAD) generated 5% revenue growth. With a relatively fixed cost base, building scale is critical to CAD's improved profit performance. After a solid performance in 2010 and 2011, CAD is positioned to grow again in 2012.

Net income increased from $6.2 million to $8.3 million while fully diluted earnings per share increased 33% to $0.64. Our return on invested capital was 10%. Importantly, we ended the year with $26 million in cash, up from $19 million in 2010.

## The Future: Building on Brand Momentum

We have much to look forward to. Each year it becomes more evident that authentic brands provide competitive advantage in every part of the world. With Cross, Costa, and Native, our company is uniquely positioned to capitalize on consumer preference for names and products they can trust. The demonstrated strength of our brands allows us to confidently set aggressive goals for continued outstanding performance.

Here are the goals we will work to achieve in 2012:

- Generate revenue growth from all brands and 15% earning per share growth
- Achieve EBITDA approaching $26 million by 2013
- Drive double-digit growth from the Cross Optical Group and gain deeper penetration into the prescription sunglass market
- Generate significant operating profit improvement from the Cross Accessory Division

We are completely focused on building shareholder value. By focusing on these important goals, we believe we will fulfill that promise.

## Cross Optical Group: Our Growth Engine

In 2011, the Cross Optical Group grew 20% and delivered an operating return of 15%. By executing our strategy of providing consumers with authentic, technologically advanced premium sport sunglasses, we are rapidly gaining fans in our core markets and beyond. Our Costa brand is a fixture in the fishing and water sports communities, while Native is quickly developing a loyal following in mountain and people-powered sports. Increased investment in our sunglass business is paying off, and we are constantly looking for new ways to introduce people to the world-class features and benefits that these brands provide.

## The Costa Phenomenon

Since we purchased the Costa brand in 2003, it has grown each year at a compounded annual rate of 24%. We are proud of this performance. With all that has happened in the world since Costa joined us, the brand's performance is nothing short of spectacular. However, we are constantly asked, "How will you keep Costa's growth going?" The Costa team has developed a number of strategies to answer this question and continue to drive the business forward.

**STRATEGY #1: DELIVER SUPERIOR PERFORMANCE**
Any brand's success is rooted in product, and Costa shined in this area once again in 2011. The brand's proprietary 580™ color-enhancing lens continued to gain customers and share. Available in both plastic and glass, 580 technology provides a superior viewing experience. In addition, new products such as Fantail, Tag, and Islamorada had highly successful introductions. Products introduced in the last two years represented more than 20% of total 2011 Costa revenue as consumers responded to our innovation. We build Costa products to perform on the water. More and more people recognize the brand's pedigree and appreciate the superior functionality that our products deliver. The result? Consistent growth.

**STRATEGY #2: EXPAND GEOGRAPHICALLY**
When we purchased Costa, it was a small brand that conducted most of its business in Florida. Since 2003, the Costa sales team has methodically moved the brand beyond its base. Today, Costa is a leading brand in the Southeast region. Our strategy is solid: spread from state to state, adding retail doors and customers only when performance in existing distribution is strong. In 2011, after moving across the South in previous years, we targeted Texas. We worked with key accounts, such as Bass Pro Shops, Cabela's, Academy Sports, and West Marine to solidify our distribution base in the Lone Star state. We then added other important sunglass retailers and invested heavily in key marketing programs, including boat and fishing tournaments, college activities, regional advertising, and in-store efforts. We also augmented our conservation efforts in the state. The results were exceptional: Texas grew at a rate nearly double that of our entire business. We have a rollout formula that works, and we will methodically implement it as we build distribution across the country.

**STRATEGY #3: EXPAND DEMOGRAPHICALLY**
When we purchased Costa, our consumers were predominantly fishermen and boaters 25+ years of age – a great core constituency. Since that time, through targeted product development and marketing efforts such as our college initiative, we have brought more women and college students into the brand. Last year, nearly 20% of Costa revenue came from styles designed for women. In addition, college students flocked to the brand as we traveled across the South, staging events and Costa demonstrations at major universities. We are successfully raising awareness of the benefits of Costa beyond our core users. As we look to the future, we see this diversity as an important avenue of growth.




Shown: Costa Isabela with Tortoise Frames and Copper 580P Lenses (Top Left); Brine with Black Frames and Green Mirror 580G Lenses (Bottom Left, Middle Right, and Bottom Right); Wheelhouse with Gold Frames and Amber 580P Lenses (Woman Wearing Hat in Bottom Left); Blackfin with Black Frames and Gray 580P Lenses (Center)

**STRATEGY #4: EXTEND THE BRAND TO APPAREL AND ACCESSORIES**
Consumers love the Costa brand and want to display their commitment to it. Several years ago, we began to receive requests from our retailers to develop shirts, hats, and lanyards displaying the Costa logo prominently. The Costa team responded by developing high-quality products featuring a broad range of commissioned graphics. As a result, apparel and accessories have become 7% of the total business. We see significant opportunity in this area and will pursue it in a controlled fashion as the brand grows and we become more familiar with this market segment.

**STRATEGY #5: GROW OUR PRESCRIPTION SUNGLASS BUSINESS**
Perhaps the most significant growth opportunity for Costa is penetration into the prescription sunglass market, which is at least four times as large as the non-prescription market. In March 2011, Costa brought its Rx program in-house, offering frames, lenses, and finishing as a complete package to Eye Care Professionals (ECPs). For the remainder of 2011, the team gained distribution, built awareness of the program, learned how to make the program a "win" for ECPs, and set the business up for significant growth going forward. When we look at our key competition in the premium sunglass market, we estimate that between 25% and 50% of their revenue comes from the sale of prescription sunglasses. Our efforts in 2011 indicate that in a short period of time, the Costa prescription business will approach those levels.

Given its brand status, sustained growth, minimal use of capital, and clear potential for further success, Costa is an exceptional asset. The brand will play a key role in our growth plans, and we will make the investments necessary to keep it on its exciting path.



Shown: Native Kicker™ Charcoal/Gunmetal Frames with Chrome Reflex Lenses (Top Left); Kicker™ Asphalt/Iron Frames with Amber Lenses (Center Left); Cable™ Gunmetal Frames with Sportflex™ Lenses (Center); Gonzo™ Asphalt Frames with Gray Lenses (Top Right); Gonzo™ Iron Frames with Sportflex™ Lenses (Bottom)

## The "New" Native

Our Native sunglass brand appeals to mountain sport enthusiasts, especially those who run, hike, climb, bike, and ski. Native grew in 2011 as we continued to add new consumers and retail accounts. In just three years, Native has increased its account base and number of doors by more than 30%.

In 2011, Native launched "Real Natives" campaign. How do you know when a "mountain" brand is authentic? When people in mountain communities embrace it. Boulder, Colorado, was the inspiration for Native's marketing and product development efforts as consumers in that area have taken to the brand and its benefits. The Native team was in and around Boulder in early 2011 before descending upon Hood River, Oregon, toward the end of the year. The conversations and learning that took place in these communities were invaluable. The look and feel of Native has been enhanced, and many consumers responded enthusiastically to this authentic mountain approach.

Product played an important part in Native's solid 2011 performance. New styles such as Chonga and Apres, and the launch of polarized, interchangeable ski goggles late in the year helped to build brand momentum. Products introduced since the beginning of 2009 (our first full year with the brand) now account for more than 50% of Native revenue. We know how to build important features and benefits into our frames and lenses, and a growing number of consumers are recognizing the outstanding value and performance that Native sunglasses offer.

In 2012, we will launch the Odyssey Series from Native. Odyssey sunglasses will offer the high-performance N3 lens, which provides superior impact resistance, enhanced visual acuity, and optimal infrared protection. It also offers great, high-altitude performance. We are confident that the N3 lens will deliver a benefit that consumers find exciting, helping Native to post another year of solid growth.

Native distribution growth was a focus in 2011, as it will be in 2012. After adding nearly 300 new retail doors in 2010 and 2011, Native still has only penetrated approximately one-third of the potential doors in which we believe it can excel. As we move further away from the economic setback of 2009, we are finding that more retailers are looking for new brands. This trend bodes well for Native, and we will take advantage of it.

"By using strategies and tactics similar to the ones employed to build Costa, and leveraging the relationships that Costa has established, we intend to build Native into an important brand in the mountain community."

In the past two years, we have built a brand "new" Native, with more styles and new technology in both frames and lenses. The brand is uniquely positioned to take advantage of the market's demand for fresh and new ideas. Native is an important part of our Cross Optical Group. By using strategies and tactics similar to the ones employed to build Costa, and leveraging the relationships that Costa has established, we intend to build Native into an important brand in the mountain community. Boulder and Hood River understand. It won't be long before the rest of the mountain community catches on.

## Cross Optical Group Summary

We expect that by 2014, our premium sunglass business will account for 50% of A.T. Cross revenue. Our brands and strategies have competitive advantage, and we look to build on these strengths every year. Perhaps the most important advantage we enjoy is the skilled team that runs the Cross Optical Group. Since the group was formed in 2003, it has met every challenge, delivered significantly better-than-market growth, and constantly put our brands in a position to win. They are to be commended, and we look forward to the significant value they will create in the years to come.

## Cross Accessory Division: Gaining Momentum

The Cross Accessory Division (CAD) grew 5% in 2011. This performance, on the heels of 8% growth in 2010, was important. The primary goal of CAD is to become more profitable. The division delivers an impressive gross margin, and over the years its cost base has been reduced to what is necessary to manage a global business. We believe that by growing revenue, holding that cost base near its current level, and driving operating leverage and profit, CAD will create significant shareholder value.

Over the years, we have been consistently asked if the writing instrument market is a "difficult" market. The writing instrument market is a huge market. Everybody uses a writing instrument. Our job is to gain a greater share of that market and build the scale necessary to make CAD a more profitable business.

**How will Cross gain share?**

**First, we will leverage our brand power.** The Cross brand is very well known worldwide. We compete in nearly 100 countries. We build awareness of our brand through advertising, public relations, shop in shops in key department stores, and an aggressive corporate gift effort. In an era when consumers have numerous choices, they need brands to help them determine which choice is best. Year after year, our surveys tell us that Cross remains a preferred writing instrument brand. This is a competitive advantage as we work to build the business.

**Second, we will leverage our product power.** Our world class design and development team partners with the people at our state-of-the-art manufacturing facility to deliver products that are unique and high-quality. Classic writing instruments such as Century and Townsend continue to excite consumers and represent a meaningful portion of our line. Additionally, each year new products such as Spire and Century Gingham augment the classics. In 2011, Cross aggressively entered the limited edition specialty pen market with the Disney Fantasia offering for Japan and our Year of the Dragon pen, celebrating the 2012 Chinese New Year. New products generate "buzz" and bring new users to our franchise. We will continue to invest aggressively in development as we move forward.

**Third, we will leverage our strong global distribution network.** Our in-house sales force combined with our distributor network gives us access to the best-known retailers in the world. When we develop a product, it moves to consumers quickly and efficiently. Within our distribution network, there are several areas that are delivering strong growth. Emerging markets such as India, China, Russia, and Mexico are growing at high rates. In these markets, the economies are strong, organized retail is expanding, and consumers view writing instruments as an important accessory. In the past two years, we have shifted marketing and selling resources to these markets, and the move has paid off. Another key channel is our website, cross.com, which grew 20% last year. We built both traffic and our conversion rate as people became more aware of the site and the variety and service it provides. We expect this direct-to-consumer business to grow substantially in the coming years. Finally, our corporate gift channel, which represents approximately 20% of our global revenue, grew for the second consecutive year. As corporate performance improves, we are seeing an increasing number of inquiries for our decorated product. We have the expertise to service this demand and will use it to gain customers and build revenue. Our distribution network gives us many levers to pull as we work to generate scale.

**Fourth, we will leverage our iconic brand and extend it into business accessory categories.** Today, we focus on reading glasses, leather products, and journals. All three of these product lines grew in 2011, combining to represent 7% of our business. In 2012, we will continue to build these lines and also enhance our watch offering. We believe we can build accessories to over 10% of the business in the next several years, which will add scale and profitability to the division.








Shown: Cross Faulkner Readers, Classic Cufflinks, and Chicago Timepiece (Top Left); Disney Fantasia Special Edition Collection (Bottom Left); 2012 Year of the Dragon Special Edition Collection Ballpoint Pen in Dragon Red (Right)

**Finally, we will leverage our knowledge to expand our footprint in the writing instrument category.** The global writing instrument market represents $16 billion in revenue. The fine writing instruments category, in which the Cross brand competes, represents approximately 10% of the overall market. Two years ago, the Cross Accessory Division began to penetrate the $14 billion value segment of the market with the Franklin Covey brand. We license the Franklin Covey name because it is known in many of our larger markets. We developed an excellent offering, which sells at retail prices from $8 to $15. The brand and product have been well received at retail and in the corporate gift market. In several years, we believe Franklin Covey will generate between $8 and $10 million of revenue, adding to the scale of the business.

## Cross Accessory Division Summary

In 2011, the Cross Accessory Division grew 5% and was more profitable than in 2010 despite several extraordinary events – the tsunami in Japan, the floods in Thailand, and a sharp decline in Europe's economy. The business has improved for the last two years and has the strategies and resources in place to do so again in 2012.

"We believe that by growing revenue, holding that cost base near its current level, and driving operating leverage and profit, CAD will create significant shareholder value."

Shown: Cross Classic® Century® Ballpoint Pen in 14 Karat Gold (Left); Native Riva™ Snow Frames with Chrome Reflex Lenses (Top Middle and Right); Costa Wheelhouse with Gold Frames and Amber 580P Lenses (Bottom Right); Cross Classic® Century® Ballpoint Pen in Sterling Silver (Below)

## A.T. Cross Employees and Associates Make It Possible

As always, we would like to thank all of the A.T. Cross employees and associates for their dedication to our business and the pride with which they represent the company. Your efforts have allowed us to grow revenue, profit, and shareholder value. You are the reason we can look to the future with great confidence.

Sincerely,

David G. Whalen
President, Chief Executive Officer

Russell A. Boss
Chairman



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

APR 3 2012

**FORM 10-K**

**ANNUAL REPORT**
**PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2011**

**Commission File Number 1-6720**

**A. T. CROSS COMPANY**
(Exact name of registrant as specified in its charter)

| **Rhode Island** | **05-0126220** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |
| **One Albion Road, Lincoln, Rhode Island** | **02865** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(401) 333-1200**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered: |
|---|---|
| **Class A Common Stock ($1 Par Value)** | **NASDAQ** |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___Yes  X No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ___Yes  X No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
X Yes  ___No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S 232.405 of this chapter) during the preceding 12 months (or shorter period that the registrant was required to submit and post such files). X Yes  ___No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (S 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ___ | Accelerated filer | X |
| Non-accelerated filer | ___ | Smaller reporting company | ___ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
___Yes  X No

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates as of July 2, 2011, the last business day of the registrant's most recently completed second fiscal quarter was $102.3 million.

The number of shares outstanding of each of the registrant's classes of common stock as of February 28, 2012 was:

| | | | |
|---|---|---|---|
| Class A common stock | - | 11,460,271 | Shares |
| Class B common stock | - | 1,804,800 | Shares |

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the definitive proxy statement for the 2012 annual meeting of shareholders are incorporated by reference into Part III of this report.

# INDEX


| | Part I | Page |
|---|---|---|
| Item 1 | Business | 1 - 4 |
| Item 1A | Risk Factors | 4 - 5 |
| Item 1B | Unresolved Staff Comments | 6 |
| Item 2 | Properties | 6 |
| Item 3 | Legal Proceedings | 6 |
| Item 4 | Mine Safety Disclosures | 6 |
| | **Part II** | |
| Item 5 | Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 7 - 8 |
| Item 6 | Selected Financial Data | 8 |
| Item 7 | Management's Discussion and Analysis of Financial Condition and Results of Operations | 9 - 15 |
| Item 7A | Quantitative and Qualitative Disclosures about Market Risk | 15 - 16 |
| Item 8 | Financial Statements and Supplementary Data | 16 - 39 |
| Item 9 | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 40 |
| Item 9A | Controls and Procedures | 40 |
| Item 9B | Other Information | 40 |
| | **Part III** | |
| Item 10 | Directors, Executive Officers and Corporate Governance | 42 |
| Item 11 | Executive Compensation | 42 |
| Item 12 | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 42 |
| Item 13 | Certain Relationships and Related Transactions, and Director Independence | 42 |
| Item 14 | Principal Accounting Fees and Services | 42 |
| | **Part IV** | |
| Item 15 | Exhibits, Financial Statement Schedules | 43 - 44 |
| | **Signatures** | 45 |
| | **Exhibits** | |
| Exhibit 18 | Letter RE Change in Accounting Principle | 46 |
| Exhibit 21 | A. T. Cross Company Subsidiaries, Branches and Divisions | 47 |
| Exhibit 23 | Consent of Independent Registered Public Accounting Firm | 48 |
| Exhibit 31.1 | Form of 302 Certifications | 49 |
| Exhibit 31.2 | Form of 302 Certifications | 50 |
| Exhibit 32 | Form of 906 Certifications | 51 |

# PART I

## Item 1 BUSINESS

The A.T. Cross Company (the "Company") has two reportable segments: Cross Accessory Division ("CAD"), and Cross Optical Group ("COG"). For certain financial information with respect to these segments, see Note K to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

### Cross Accessory Division

We manufacture and market fine quality writing instruments under the Cross® brand consisting of ballpoint pens, fountain pens, Selectip® rolling ball pens and mechanical pencils. We also manufacture and market a variety of refills for most of our product types. In addition to Cross-branded writing instruments, CAD manufactures and markets a FranklinCovey line of entry level price point refillable writing instruments. The Company is an original equipment manufacturer ("OEM") of writing instruments. In addition to writing instruments, we also design and market a variety of personal and business accessories including leather goods, reading glasses, watches, desk sets, cufflinks, and stationery. The Company launches new pen products and other personal accessories on a bi-annual basis.

Our writing instruments are offered in a variety of styles and materials at various price points. They are packaged and sold as individual units or in matching sets. The majority of writing instrument sales occur at suggested retail price points between approximately $20 and $50. We believe we are a market leader in the United States at these price points. Products in this price range include: Classic® Century®, Calais, Cross Advantage, Aventura®, Stratford, Cross Contour, Cross Edge, and selected Century II and ATX® writing instruments. The Cross Townsend®, Sauvage, Cross Sentiment, C-Series, Apogee®, Cross Affinity, Masquerade, Century II, and Tech3 lines as well as selected Classic Century and ATX writing instruments provide the Company a presence in the $55 to $300 price range. Certain Classic Century and Cross Townsend writing instruments are priced over $300. The Sable, Nile, Revere, Sage and Parasol writing instrument product lines are sold to the Company's self-serve channels of distribution including the office superstore customers. The FranklinCovey brand provides the Company a presence in the under $10 suggested retail price range for a ballpoint pen.

Cross leather goods range in price from $40 to $145, reading glasses are priced at $30, watches range between $100 and $300, desk sets are priced at $225, cufflinks from $50 to $80 and stationery from $20 to $25.

The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All Cross-branded writing instruments carry a full warranty of unlimited duration against mechanical failure. Our watches are sold with a limited two-year warranty, and leather goods are sold with a limited one-year warranty.

CAD products are sold throughout the United States by our direct sales force and manufacturers' agents or representatives to approximately 3,000 retail and wholesale accounts, and directly to consumers via the Company's website: www.cross.com, and the Cross retail store. Retail accounts include: gift stores, department stores, jewelers, stationery, office supply and pen specialty stores, and United States military post exchanges. Our wholesale accounts distribute CAD products to retail outlets that purchase in smaller quantities. Advertising specialty representatives market to business accounts CAD products that typically are engraved or display a name or emblem and are used for gifts, sales promotions, incentives or advertising.

Sales of Cross Accessory Division products outside the United States during 2011 were made to foreign distributors and retailers worldwide by the Company and its wholly-owned subsidiaries.

### Cross Optical Group

The Company's COG segment consists of its wholly-owned subsidiary, Cross Optical Group, Inc., which was formed on January 2, 2010 and is the legal entity of our two sunglass brands: Costa® and Native®. Costa was acquired in 2003 and Native was purchased in 2008. This business designs, manufactures and markets premium, high-quality, polarized sunglasses under these brand names. Combined, our brands offer sunglasses in more than 75 styles and 25 lens options, most at suggested retail price points between approximately $89 and $279. Costa expanded its offerings in 2011 to include prescription sunglasses at suggested retail price points between approximately $300 and $700. Native expanded its offerings in 2011 to include sport goggles at retail price points between $79 and $149. The COG segment also sells apparel and accessory products such as hats, t-shirts, cords, cases and backpacks.

Our sunglass products are sold by employee representatives and manufacturers' agents to approximately 6,600 retail accounts throughout the United States. Retail accounts include optical and sunglass specialty shops, department stores and sporting goods retailers.

Costa and Native sunglasses are sold with a lifetime warranty against manufacturer's defects in materials and workmanship.

## Raw Materials

The Company's CAD segment obtains raw materials for use in writing instruments from both domestic and foreign suppliers. Metal, plastic, and leather pen parts are obtained from the United States ("U.S."), China, Germany, Japan, India, Malaysia, and Switzerland. Coated parts are procured from the U.S. and China. Ink is procured from the U.S., Germany, China and Japan.

The majority of component materials for the COG segment are imported from highly specialized manufacturers located in Europe and Asia.

To maintain the highest level of product quality, the Company relies on a limited number of domestic and foreign suppliers for certain raw materials and manufacturing technologies. The Company may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. The Company believes, but cannot be assured; that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could either be developed internally or that suitably similar technologies could be located.

## Patents, Licenses and Trademarks

The Company, directly or through its subsidiaries, has certain writing instrument, timepiece, accessory and optical trademark registrations and/or pending trademark applications in the United States and many foreign countries, including but not limited to its principal trademark "CROSS," and the frustoconical top of its writing instruments, and the trademarks "COSTA DEL MAR" and "NATIVE." The principal trademark "CROSS" is of fundamental importance to the CAD segment and the trademarks "COSTA DEL MAR", "COSTA" and "NATIVE" are of fundamental importance to the COG segment. The Company, directly or through its subsidiaries, holds certain United States and foreign writing instrument patents and/or has filed United States and foreign patent applications covering products including, but not limited to, Cross Townsend, Switch-It, Edge and Tech4 as well as the Company's ball-point pen mechanism, universal pencil mechanism, and the improved expandable writing instrument and multifunction with propulsion mechanisms. While the Company pursues a practice of seeking patent protection for novel inventions or designs, the business is not dependent upon obtaining and maintaining patents.

## Seasonal Business

The CAD segment has historically generated its highest sales in the second half of the year, approximately one-third in the fourth quarter. The COG segment has historically generated its highest sales in the first half of the year, approximately one-third in the second quarter.

## Working Capital Requirements

Writing instrument and sunglass inventory balances tend to be highest in anticipation of new product launches and before peak selling seasons. The Company offers, and may offer in the future, extended payment terms, primarily to domestic retail writing instrument customers, at certain points during the year.

## Customers

The Company is not dependent upon any single customer for more than 5% of its consolidated revenues.

## Backlog of Orders

The backlog of orders is not a significant factor in the Company's business.

## Competition

The global non-disposable writing instrument market is estimated to be approximately $2.4 billion at retail. It is competitive, in particular with respect to product quality, brand recognition and price. There are numerous manufacturers of ballpoint, rolling ball and fountain pens, and mechanical pencils in the U.S. and abroad. Many of these manufacturers produce lower-priced writing instruments than those produced by the Company. Although the Company is a major producer of ballpoint, rolling ball and fountain pens, and mechanical pencils in the $20 to $50 price range, other writing instrument companies have significantly higher sales volumes from a broader product line across a wider range of prices or have greater resources as divisions of larger corporations. The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All of the Company's Cross-branded writing instruments carry a full warranty of unlimited duration against mechanical failure.

The plano sunglass market in the U.S. is estimated to be $3.4 billion at retail. The Company's COG segment under the brand names Costa and Native compete in the premium-priced ($50+ retail) sunglass market segment, which is estimated to be $2.3 billion at retail. The prescription sunglass market segment is estimated to be approximately $4.7 billion at retail. Many other sunglass companies also compete in these segments. Costa and Native sunglasses are sold with a lifetime warranty against manufacturer's defects in materials and workmanship.

See also the "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

## Research and Development

The Company had expenditures for research and development of new products and improvement of existing products of approximately $2.7 million, $2.8 million and $2.8 million in 2011, 2010 and 2009, respectively. For additional discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

## Environment

The Company believes it is in compliance with all Federal, state and local environmental laws and regulations. The Company believes that future capital expenditures for environmental control facilities will not be material. See Item 3 "Legal Proceedings" and Note L to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

## Employees

The Company had approximately 960 employees worldwide at December 31, 2011, none of which were subject to collective bargaining agreements.

## International Operations and Export Sales

Approximately 42% of the Company's sales in 2011 were in foreign markets. The primary foreign markets are in Europe and Asia. Sales of the Company's products to foreign distributors are subject to import duties in many countries. The operations of the Company's foreign subsidiaries and branches are subject to the effects of currency fluctuations, the availability of U.S. dollar exchange, exchange control and other restrictive regulations. Undistributed earnings of our foreign subsidiaries generally are not subject to current U.S. Federal and state income taxes, as such earnings are considered permanently reinvested in the growth of business outside the U.S. The Company manufactures almost all of its core writing instruments in China. See Note J and Note K to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. For the effect of foreign sales on the Company's results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

## Availability of Securities and Exchange Commission Filings

The Company's website address is www.cross.com. The Company makes available free of charge, through the Investor Relations section of its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials have been electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information on the Company's website is not incorporated into this Annual Report.

## Executive Officers of the Company

The following are the executive officers of the Company (each of whom serves until his or her successor is elected and has qualified), their respective ages as of December 31, 2011 and their principal positions:

| NAME | | AGE | TITLE | YEAR IN WHICH FIRST HELD OFFICE |
|---|---|---|---|---|
| David G. Whalen | (1) | 54 | President and Chief Executive Officer | 1999 |
| Kevin F. Mahoney | (2) | 52 | Senior Vice President, Finance and Chief Financial Officer | 2005 |
| Gary S. Simpson | (3) | 60 | Corporate Controller, Chief Accounting Officer | 1997 |
| Charles S. Mellen | (4) | 48 | President, Cross Accessory Division | 2005 |
| Tina C. Benik | (5) | 52 | Vice President, Legal and Human Resources Corporate Secretary | 1993 |
| Joseph V. Bassi | (6) | 59 | Finance Director | 1997 |
| Charles R. MacDonald | (7) | 58 | President, Cross Optical Group, Inc. | 2003 |

(1) Prior to becoming President and Chief Executive Officer in 1999, David G. Whalen was President, North America of Ray-Ban Sun Optics, a division of the Luxottica Group S.p.A., from 1997 to 1999.

(2) Prior to becoming Senior Vice President, Finance and Chief Financial Officer in 2009, Kevin F. Mahoney was Vice President, Finance and Chief Financial Officer from 2005 to 2009. From 2004 to 2005, Mr. Mahoney was Director, Corporate Development at the Raytheon Company, and from 1984 to 2004, Mr. Mahoney was with Deloitte & Touche LLP, most recently serving as Partner.

(3) Prior to becoming Corporate Controller in 1997, Gary S. Simpson was the Controller, Lincoln Operations from 1992 to 1997.

(4) Prior to becoming President, Cross Accessory Division in 2007, Charles S. Mellen was Senior Vice President, Global Marketing and Sales from 2006 to 2007 and Vice President, Global Marketing from 2005 to 2006. From 1996 to 2004, Mr. Mellen was Vice President of Marketing at Tumi, Inc.

(5) Prior to becoming Vice President, Legal and Human Resources; Corporate Secretary in 2000, Tina C. Benik was Vice President, Legal, General Counsel and Corporate Secretary from 1993 to 2000.

(6) Prior to becoming Finance Director in 1997, Joseph V. Bassi was Manager, Financial Planning from 1996 to 1997 and Manager, Budgeting and Financial Planning from 1987 to 1996.

(7) Prior to becoming President, Cross Optical Group, Inc. in 2010, Charles R. MacDonald was President, Cross Optical Group and Costa Del Mar Sunglasses, Inc. from 2007 to 2010. From 2003 to 2007, he was Vice President, A.T. Cross Optical Division and President, Costa Del Mar Sunglasses, Inc. From 1996 to 2002, Mr. MacDonald was President of Outlook Eyewear Company, a division of the Luxottica Group S.p.A.

## Item 1A RISK FACTORS

The following section describes certain of the more prominent risks and uncertainties inherent in our operations. The risks and uncertainties below are those that we currently consider material; however, this section does not intend to discuss all possible risks and uncertainties that a company like Cross with broad international operations could experience. We are susceptible to macroeconomic downturns in the United States or abroad that may affect the general economic climate and the performance of our customers. Similarly, the price of our securities is subject to volatility due to fluctuations in general market conditions, differences in our results of operations from estimates and projections generated by the investment community, and other factors beyond our control. Further, there could be other risks and uncertainties that are not presently known to us or that may become more significant to us. You should read these Risk Factors in conjunction with the factors discussed elsewhere in this and other of our filings with the SEC and in materials incorporated by reference in these filings. We undertake no obligation to correct or update any forward-looking statements or statements of risk related thereto for any reason.

***We depend on the success of new products.*** Our ability to sustain profitability and growth in sales depends largely on consumer acceptance of numerous new products recently introduced and planned for introduction. Further, consumer preferences are continuously changing. The markets in which we sell are highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate continued growth in our sales and earnings.

***Our global manufacturing, sales and distribution operations make us susceptible to the risks of overseas operations.*** We have sales offices and certain operations in nine countries and distributors worldwide. In 2011, approximately 42% of our revenue came from sales to locations outside the United States. We may be adversely affected in the event that global economic uncertainty, particularly in Europe, erodes consumer confidence and purchasing. Most of our products are manufactured overseas. Operating internationally exposes us to changes in export controls and other laws or regulations, as well as the general political and economic conditions, security risks, natural disasters, health conditions and possible disruptions in transportation networks, of the various countries in which we operate, which could result in an adverse effect on our business and results of operations in such countries.

***Incorrect forecasts of consumer demand could adversely affect our results of operations.*** The Company manufactures product based on forecasts of consumer demand. These forecasts are based on multiple assumptions. If we inaccurately forecast consumer demand we may hold inadequate, excess or obsolete inventory that would reduce our profit margins and adversely affect our results of operations and financial condition. Goodwill and other indefinite-lived intangible assets impairment analyses rely on forecasted cash flows resulting from our expectations of consumer demand. Failure to meet these forecasts could result in an impairment of goodwill or other indefinite-lived intangible assets, which would impact results of operations.

***Our success depends on our ability to retain and recruit a sufficient number of qualified employees in a competitive environment.*** Our success depends in part on our retention and recruitment of skilled personnel, including technical, distribution, sourcing, marketing, sales, management and staff personnel. There can be no assurance that we will be able to successfully retain and recruit the key personnel that we need.

***Our dependence on certain suppliers may leave us temporarily without adequate access to raw materials or products.*** To maintain the highest level of product quality, we rely on a limited number of domestic and foreign suppliers for certain raw materials, manufacturing technologies and certain finished products. We may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. We believe, but cannot guarantee, that we could obtain the raw materials currently supplied by these vendors from other sources and that we could either develop the manufacturing technologies internally or locate suitably similar technologies. If we are unable to replace a key supplier we may face delays in delivering finished products according to our customers' demands, which could have an adverse effect on our financial performance.

***Overseas manufacturing makes us dependent upon the performance of our overseas partners.*** As a result of our manufacturing initiative, we manufacture most of our finished products in China. Our manufacturing operations in China are supported by a local partner from whom Cross leases the building housing Cross' physical plant.

***Unfavorable resolution of pending or future litigation matters could prove costly to us.*** In 2002, the Company received a so-called notice letter under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") from the Federal Environmental Protection Agency ("EPA") alleging that the Company is a Potentially Responsible Party ("PRP") in one Superfund case. The Company has reached settlement of the case and paid a settlement amount of approximately $0.2 million in 2010. The Company expects that the EPA will select a remedy for the Site in 2012. At that time, the EPA will initiate an administrative process (the "Special Notice Process") pursuant to CERCLA whereby the EPA will request that those entities that the EPA contends arranged for the disposal of hazardous materials at the Site (the PRPs), undertake the selected remedy at the Site. The EPA contends that the Company is a PRP at the Site. During the Special Notice Process, the Company and the other PRPs will engage in negotiations with the EPA regarding the remedy, and among themselves regarding the contribution of each PRP to overall remediation costs. Neither the cost of the remedy nor the identity of all PRPs is known at this time. Therefore it is not possible to assess the outcome of the Special Notice Process as it may relate to the Company's contribution to remediation costs. If we were required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights to contribution from other PRPs.

We are involved from time to time in litigation matters. An unfavorable resolution of pending litigation could have a material adverse effect on our financial condition. Litigation may result in substantial costs and expenses and significantly divert the attention of our management regardless of the outcome. There can be no assurance that we will be able to achieve a favorable settlement of pending litigation or obtain a favorable resolution of litigation if it is not settled. In addition, current and future litigation, governmental proceedings or environmental matters could lead to increased costs or interruptions of our normal business operations.

## Item 1B UNRESOLVED STAFF COMMENTS

Not applicable.

## Item 2 PROPERTIES

The Company leases its Lincoln, Rhode Island corporate headquarters, housing corporate offices and CAD segment administrative and retail facilities. Our leased facility in Dong Guan City, China houses the CAD segment's manufacturing operations and the segment also leases administrative and/or warehouse facilities for its operations in the United Kingdom, France, Japan, Hong Kong, Taiwan, Singapore and China. In addition, the CAD segment leases a retail facility in the United Kingdom.

The Company's COG segment leases administrative and/or warehouse facilities in Florida and Colorado.

## Item 3 LEGAL PROCEEDINGS

The Company was named as one of approximately ninety defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill Site (the "Site"), which is part of the Peterson/Puritan Superfund Site in Cumberland, Rhode Island. These complaints alleged that the Company was liable under CERCLA for contribution for Site investigation costs. The Company has reached settlement of the case and paid a settlement amount of approximately $0.2 million in 2010.

The Company expects that the EPA will select a remedy for the Site in 2012. At that time, the EPA will initiate an administrative process (the "Special Notice Process") pursuant to CERCLA whereby the EPA will request that those entities that the EPA contends arranged for the disposal of hazardous materials at the Site (the PRPs), undertake the selected remedy at the Site. The EPA contends that the Company is a PRP at the Site. During the Special Notice Process, the Company and the other PRPs will engage in negotiations with the EPA regarding the remedy, and among themselves regarding the contribution of each PRP to overall remediation costs. Neither the cost of the remedy nor the identity of all PRPs is known at this time. Therefore it is not possible to assess the outcome of the Special Notice Process as it may relate to the Company's contribution to remediation costs.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

## Item 4 MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## Item 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

The Company's Class A common stock is traded on NASDAQ (symbol: ATX). There is no established trading market for the Company's Class B common stock. At December 31, 2011, there were approximately 1,100 shareholders of record of the Company's Class A common stock and two shareholders of record of the Company's Class B common stock. The weighted average numbers of total shares outstanding was 12,194,712 and 12,686,183 during 2011 and 2010, respectively.

### Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

High and low sales prices of Class A common stock for the last two years were:

| **2011** | | | 2010 | | |
|---|---|---|---|---|---|
| **QUARTER** | **HIGH** | **LOW** | QUARTER | HIGH | LOW |
| **First** | **$11.29** | **$8.50** | First | $ 5.32 | $ 3.54 |
| **Second** | **$12.85** | **$9.53** | Second | $ 5.02 | $ 4.05 |
| **Third** | **$16.20** | **$8.85** | Third | $ 7.17 | $ 4.11 |
| **Fourth** | **$13.17** | **$9.44** | Fourth | $ 10.17 | $ 5.82 |

The Company intends to retain earnings to finance the growth of the Company.

### Performance Graph

The following graph compares the performance of the Company's Class A common stock to the Russell 2000 Index (as the Company's peer group index), the NYSE Amex Composite and the NASDAQ Composite over the Company's last five years. The graph assumes that the value of the investment in the Company's Class A common stock and each index was $100 at December 31, 2006 and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
among the A.T. Cross Company, the Russell 2000 Index
the NYSE Amex Composite and the NASDAQ Composite



| Company/Index/Composite | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|
| A.T. Cross Company | 100.00 | 131.32 | 36.58 | 68.82 | 126.97 | 148.42 |
| Russell 2000 | 100.00 | 98.43 | 65.18 | 82.89 | 105.14 | 100.75 |
| NYSE Amex Composite | 100.00 | 122.46 | 73.97 | 100.19 | 127.31 | 128.98 |
| NASDAQ Composite | 100.00 | 110.38 | 65.58 | 95.27 | 112.22 | 110.58 |

The Company has chosen the Russell Group 2000 as a meaningful peer group against which to compare its performance. The Russell Group 2000 represents a broad based group of small capitalization stocks and is generally believed to be indicative of market performance for small capitalization companies.

## Issuer Purchases of Equity Securities

In 2008, the Company's Board of Directors authorized a plan to purchase up to 1.0 million shares of Cross Class A common stock, depending on market conditions. Cumulatively, through December 31, 2011, the Company purchased approximately 0.7 million shares of stock under this plan for approximately $3.6 million at an average price per share of $4.89. In 2011, the Company purchased a total of approximately 0.2 million shares under this plan for approximately $1.6 million at an average price per share of $10.26. No shares were purchased under this plan in the fourth quarter of 2011. On February 22, 2012, the Company's Board of Directors authorized a 700,000 share increase to the 2008 program.

## Item 6 SELECTED FINANCIAL DATA

During the fourth quarter of 2011, the Company changed its method of accounting for domestic writing instrument inventories from determining cost using the last-in, first-out ("LIFO") method to determining cost using the first-in, first-out ("FIFO") method. All of the Company's inventories are now valued at the lower of cost, determined using the FIFO method, or market. The Company believes this change is preferable as it provides uniformity across the Company's operations with respect to the method for inventory accounting, better reflects the current value of inventories on the Consolidated Balance Sheet and improves comparability with the Company's peers. The change in accounting method from LIFO to FIFO for domestic writing instrument inventories has been applied retrospectively.

| | | **2011** | 2010 | 2009 | 2008* | 2007 |
|---|---|---|---|---|---|---|
| OPERATIONS: (THOUSANDS OF DOLLARS) | | | | | | |
| Net Sales | | **$ 174,637** | $ 158,312 | $ 141,764 | $ 160,146 | $ 151,885 |
| Operating Income | | **12,046** | 9,070 | 845 | 1,203 | 8,963 |
| Net Income | | **8,310** | 6,208 | 1,559 | (1,032) | 6,355 |
| PER SHARE DATA: (DOLLARS) | | | | | | |
| Net Income Per Share | *Basic* | **0.68** | 0.49 | 0.11 | (0.07) | 0.43 |
| | *Diluted* | **0.64** | 0.48 | 0.11 | (0.07) | 0.41 |
| FINANCIAL POSITION: (THOUSANDS OF DOLLARS) | | | | | | |
| Total Assets | | **155,415** | 146,720 | 141,279 | 146,515 | 133,859 |
| Long-Term Retirement Plan Obligations | | **22,636** | 16,274 | 14,726 | 14,681 | 5,067 |
| Long-Term Debt, Less Current Maturities | | **21,221** | 19,221 | 19,721 | 21,721 | - |
| Other Long-Term Liabilities | | **1,855** | 2,111 | 2,672 | 4,447 | 4,106 |
| Shareholders' Equity | | **77,653** | 74,559 | 73,709 | 76,216 | 87,296 |

* Included in 2008 is a $3.9 million charge to operating income and net income for an impairment of goodwill.

## Item 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## Results of Operations

## Overview

A.T. Cross Company is a designer and marketer of branded personal accessories including writing instruments, reading glasses, personal and business accessories and sunglasses.

The Company has been operating in a difficult economic environment in mature as well as competitive categories. The Company has challenged itself to build upon its unique attributes in order to develop a vibrant, diversified and forward-looking company poised for sustainable growth and long-term profit. Such attributes include: strong brand names, an over 160 year heritage, a reputation for quality and craftsmanship, a global distribution network, and a strong balance sheet. The Company established several strategic initiatives to build upon these attributes and overcome its challenges, including: becoming an innovative leader in the fine writing category, extending the Cross brand into new categories, developing avenues for diversification, streamlining its CAD operating structure and seeking additional brand assets to add scale. COG has provided the business with an avenue of diversification and added two new brands to the Company's portfolio: Costa and Native. These brands uphold the Company's reputation as an innovative leader with award-winning high-quality products. Details on how the Company's two business segments are achieving these initiatives are presented below. The Company continues to look for appropriate acquisitions that will add to top and bottom line growth.

## Cross Accessory Division ("CAD")

The Company has been a manufacturer and marketer of fine quality writing instruments since 1846. Sold primarily under the Cross brand, ballpoint, fountain and Selectip rolling ball pens and mechanical pencils are offered in a variety of styles and finishes. Cross also manufactures and markets a line of FranklinCovey entry level price point refillable writing instruments. Also under the Cross brand, CAD offers a variety of personal and business accessories including leather goods, reading glasses, watches, desk sets, cufflinks and stationery.

CAD is competing vigorously to build its position in terms of product innovation, marketing and merchandising. To this end, a number of initiatives, many of which are described below, have been implemented. In 2011, approximately 11% of CAD revenue was derived from new products launched into the marketplace. In 2011, CAD launched several new writing instrument product lines: Bailey, Beverly, Spire, Special Edition Year of the Dragon Collection as well as the Disney assortment developed and licensed exclusively for the Japanese market. Several new finishes were also added to ATX and Classic Century collections. The Company also launched Cross Dahlia, Dalton, Gilford, Warren, Cardinal, Bradbury, and Dubai lines for its office superstore customers for the 2011 holiday season.

In 2011, all leather goods, reading glasses, watches, desk sets, cufflinks and stationery represented approximately 8% of CAD sales. The Company's stationery collection expanded in 2011 with the addition of several new fashionable styles and colors.

In addition to bringing new products to market in 2011, Cross expanded the global self-serve program. The Company rolled out over 450 new fixtures featuring a range of reading glasses, stationery and writing instruments.

The Cross brand has strong consumer awareness and, more importantly, consumers associate the Cross name with innovation, quality and style. The strong awareness of our name and the positive attributes associated with our brand support the extension of the Cross brand into related personal accessory categories. CAD has moved into categories that allow us to further utilize our existing sourcing infrastructure and global distribution network. A priority for all of our brand extensions is to incorporate the quality, design and craftsmanship that consumers enjoy from Cross' fine writing instruments. We have developed a foothold in these categories and look forward to further strengthening our presence in select categories in 2012.

## Cross Optical Group ("COG")

The Company's COG segment consists of its wholly-owned subsidiary, Cross Optical Group, Inc. This business designs, manufactures and markets high-quality, high-performance polarized sunglasses under the brand names Costa and Native.

Founded in Florida in 1983, the Costa brand has developed a superior reputation for its advanced polarized lens technology and functional frame design. Costa upholds the Company's commitment to delivering exceptional product, innovation and quality to consumers. Costa's lenses are renowned for their clarity; their patented 580 lens technology is considered by many to be the best performing sunglass lens in the marketplace. In 2011, Costa began to offer this lens in customized prescription strengths. Costa's core market has traditionally been the saltwater fishing enthusiast in the southeastern United States. As such, Costa has a long-term commitment to conservation initiatives that protect and sustain

vital fisheries. Costa has expanded its marketing efforts to reach consumers beyond its core market by developing consumer awareness in other fishing categories, geographies and demographics. Costa sponsors related lifestyle activities such as the 2011 Kenny Chesney Goin' Coastal Concert Tour and related limited edition Kenny Chesney sunglasses. Costa's collection features a broad range of styles that appeal to a broad consumer demographic and is expanding geographically in both domestic and international markets.

Native, which was founded in 1994, also specializes in polarized sunglasses and goggles. Native products are feature-rich and are priced from $89 to $139. The collection consists primarily of high-performance sport wraps that are designed for mountain and trail enthusiasts who are active in the "human powered sports" such as biking, running and climbing. Native frames are very light weight and known for their exceptional fit, features sought after by professional athletes and active sport enthusiasts alike.

The creation of the Cross Optical Group has proven to be very successful. As a result, the Company is benefiting from revenue diversification and a substantial contribution to the bottom line.

## Comparison of Fiscal 2011 with Fiscal 2010

The following chart details net sales performance by segment and operating unit:

| (THOUSANDS OF DOLLARS) | **FISCAL 2011** | FISCAL 2010 | PERCENTAGE CHANGE |
|---|---|---|---|
| CAD | **$ 102,131** | $ 97,776 | 4.5% |
| COG | **72,506** | 60,536 | 19.8% |
| *Consolidated Net Sales* | **$ 174,637** | $ 158,312 | 10.3% |

Consolidated net sales were $174.6 million in 2011 compared to $158.3 million in 2010. The effect of foreign exchange was favorable to consolidated 2011 sales results by approximately $2.4 million, or 1.5 percentage points.

CAD sales benefitted from the economic recovery as every region reported higher sales performance from a year ago. The effect of foreign exchange was favorable to CAD 2011 sales results by approximately $2.4 million, or 2.4 percentage points.

COG sales in 2011 were primarily driven by growth of the Costa brand. The increase in Costa sales was due to new product launches aimed to appeal to a non-fishing demographic, expanded distribution, an increase in revenue from repairs, apparel and accessories as well as the 2011 introduction of Costa Rx prescription sunglasses. Native brand sales also increased from the prior year.

The following chart details gross profit margins for both segments as well as the consolidated gross profit margins:

| | **FISCAL 2011** | FISCAL 2010 | PERCENTAGE POINT CHANGE |
|---|---|---|---|
| CAD | **53.2%** | 53.7% | (0.5) |
| COG | **58.9%** | 59.1% | (0.2) |
| *Consolidated Gross Profit Margins* | **55.6%** | 55.7% | (0.1) |

Consolidated selling, general and administrative ("SG&A") expenses were approximately $74.4 million, 8.2% higher than 2010. SG&A expenses were 42.6% of sales in 2011 compared to 43.5% of sales in 2010. SG&A expenses for the CAD segment were approximately $47.2 million, or 46.2% of sales, compared to $45.7 million, or 46.7% of sales, in 2010. Foreign currency exchange losses that are included in the CAD segment SG&A expenses approximated $1.7 million and $1.2 million in fiscal 2011 and 2010, respectively. COG segment SG&A expenses of $27.2 million, were 17.7% higher than 2010 primarily due to higher selling and marketing expenses related to the sales volume increase.

Research and development ("R&D") expenses were approximately $2.7 million in 2011 and $2.8 million in 2010. R&D expenses were approximately 2% of sales in 2011 and 2010.

Interest expense was $0.7 million and $1.0 million in 2011 and 2010, respectively. Lower interest expense in 2011 was due to lower interest rates.

Other (expense) income was expense of $0.2 million and $0.3 million in 2011 and 2010, respectively.

In 2011, the Company's effective tax rate was 25.5% compared to the Federal tax rate of 35.0%. This difference was due to the effect of income sourced from lower taxed foreign jurisdictions. For fiscal years 2008 through 2010, the Company's earnings in China were subject to a tax rate of 12.5%, which is half the statutory tax rate. Beginning in 2011, earnings in China are subject to the full statutory rate of 25%. The income tax expense was also favorably impacted by the recognition of $0.2 million of tax benefits, the realization of which was previously considered uncertain. For an analysis of income taxes, see Note J to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, consolidated net income in fiscal 2011 was $8.3 million ($0.68 basic and $0.64 diluted net income per share) compared to fiscal 2010 net income of $6.2 million ($0.49 basic and $0.48 diluted net income per share).

## Comparison of Fiscal 2010 with Fiscal 2009

The following chart details net sales performance by segment and operating unit:

| (THOUSANDS OF DOLLARS) | FISCAL 2010 | FISCAL 2009 | PERCENTAGE CHANGE |
|---|---|---|---|
| CAD | $ 97,776 | $ 90,892 | 7.6% |
| COG | 60,536 | 50,872 | 19.0% |
| *Consolidated Net Sales* | $ 158,312 | $ 141,764 | 11.7% |

Consolidated net sales were $158.3 million in 2010 compared to $141.8 million in 2009. The effect of foreign exchange was unfavorable to consolidated 2010 sales results by approximately $0.1 million, or 0.1 percentage points.

CAD sales benefitted from worldwide economic recovery as every region reported higher sales performance from a year ago. The effect of foreign exchange was unfavorable to CAD 2010 sales results by approximately $0.1 million, or 0.1 percentage point.

COG sales in 2010 were primarily driven by growth of the Costa brand. The increase in Costa sales was due to new product launches aimed to appeal to women and college students, expanded distribution and an increase in revenue from apparel and accessories. Native brand sales also increased from the prior year but at a lower rate.

The following chart details gross profit margins for both segments as well as the consolidated gross profit margins:

| | FISCAL 2010 | FISCAL 2009 | PERCENTAGE POINT CHANGE |
|---|---|---|---|
| CAD | 53.7% | 52.0% | 1.7 |
| COG | 59.1% | 57.0% | 2.1 |
| *Consolidated Gross Profit Margins* | 55.7% | 53.8% | 1.9 |

Consolidated gross margins improved 1.9 percentage points in 2010 compared to 2009. The improvement in CAD gross margin was due to the increased sales volume, the impact of cost reduction programs put in place during 2009 and 2010 and a shift in channel mix. COG segment gross margin was favorably impacted by the implementation of cost reduction projects and shifts to higher priced products.

Consolidated selling, general and administrative ("SG&A") expenses were approximately $68.8 million, or 7.6% higher than 2009. SG&A expenses were 43.5% of sales in 2010 compared to 45.1% of sales in 2009. SG&A expenses for the CAD segment of approximately $45.7 million were 46.7% of sales compared to $44.9 million, or 49.4% of sales, in 2009. CAD segment administrative expenses were 1.0% lower in 2010 compared to 2009, while selling and marketing expenses increased 3.8%. Foreign currency exchange losses that are included in CAD segment SG&A expenses approximated $1.2 million and $1.8 million in fiscal 2010 and 2009, respectively. COG segment SG&A expenses of $23.1 million, were 21.0% higher than 2009 due to higher selling and marketing expenses related to the sales volume increase.

Research and development ("R&D") expenses were approximately $2.8 million in 2010 and 2009. R&D expenses were 2.0% of sales in 2010 and 2009.

There were no restructuring charges recorded in the Company's CAD segment in fiscal 2010 compared to $1.9 million of restructuring charges in fiscal 2009. For an analysis of this restructuring program, see Note C to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Interest expense was $1.0 million and $1.2 million in 2010 and 2009, respectively. Lower interest expense in 2010 was due to lower interest rates on lower average borrowings.

Other (expense) income was expense of $0.3 million and income of $0.2 million in 2010 and 2009, respectively.

In 2010, the Company's effective tax rate was 20.9% compared to the Federal tax rate of 35.0%. This difference was due to the effect of income sourced from lower taxed foreign jurisdictions. For fiscal years 2008 through 2010, the Company's earnings in China were subject to a tax rate of 12.5%, which is half the statutory tax rate. Future earnings in China will be subject to the full statutory rate of 25%. The income tax expense was also favorably impacted by the recognition of $0.2 million of tax benefits, the realization of which was previously considered uncertain. For an analysis of income taxes, see Note J to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, consolidated net income in fiscal 2010 was $6.2 million ($0.49 basic and $0.48 diluted net income per share) compared to fiscal 2009 net income of $1.6 million ($0.11 basic and diluted net income per share).

## Liquidity and Capital Resources

Historically, the Company's sources of liquidity and capital resources have been its cash and cash equivalents ("cash"), short term investments, cash generated from operations and amounts available under the Company's line of credit. These sources have been sufficient in the past to support the Company's routine operating requirements, capital projects,

contributions to the retirement plans, stock repurchase programs and debt service. The Company expects its future cash needs in 2012 will be met by these historical sources of liquidity and capital.

Cash provided by operating activities was $10.3 million for fiscal 2011 reflecting continued positive cash generation from operations. These results reflect management's restructuring and cash management efforts. The Company was able to fund financing and investing activities described below and end 2011 with a cash and short-term investments balance of $26.0 million at December 31, 2011, up $6.8 million from January 1, 2011.

Total inventory was $36.5 million at December 31, 2011, an increase of $1.9 million since January 1, 2011. CAD inventory increased $0.7 million and COG inventory increased $1.2 million. The primary reason for the increase in CAD inventory was a lower than projected sales volume in the fourth quarter of 2011. COG's increase was due to the number of new products introduced in 2011 and higher projected first quarter 2012 sales.

The Company made cash contributions in 2011 of approximately $3.7 million to its defined benefit pension plans, $1.5 million of which was an additional voluntary contribution. The Company expects to contribute $6.0 million to its defined benefit pension plans in 2012, $3.5 million to meet minimum required contributions and $2.5 million as an additional voluntary contribution. This additional voluntary contribution was made in January 2012, fulfilling the Company's intention to fund $4.0 million in additional voluntary contributions. The Company expects to meet or exceed its minimum funding requirements for its defined benefit plans in future years. The Company anticipates these future funding requirements to be between $2.7 million and $3.3 million per year. Additionally, the Company made cash contributions in 2011 of approximately $0.9 million to its defined contribution retirement plans and expects to contribute $0.9 million to its defined contribution retirement plans in 2012.

Cash used in investing activities of $1.7 million principally reflects additions to property, plant and equipment of approximately $3.9 million and cash provided by the sale of short-term investments. In fiscal 2012, the Company expects capital expenditures to be approximately $6.2 million.

Cash provided by financing activities for the fiscal 2011 principally reflects the borrowing of $2.0 million on the Company's credit facility and the acquisition of treasury shares under the Company's stock buyback program. In 2008, the Company's Board of Directors authorized a plan to purchase up to 1.0 million shares of Cross Class A common stock, depending on market conditions. Cumulatively, through December 31, 2011, the Company purchased approximately 0.7 million shares of stock under this plan for approximately $3.6 million at an average price per share of $4.89. In 2011, the Company purchased a total of approximately 0.2 million shares under this plan for approximately $1.6 million at an average price per share of $10.26. On February 22, 2012, the Company's Board of Directors authorized a 0.7 million share increase to the 2008 program.

The Company expects fiscal 2012 research and development expenses to be approximately $2.8 million.

The Company has a $40 million secured line of credit with a bank. Under this agreement, the Company has the option to borrow at various interest rates depending upon the type of borrowings made and the Company's consolidated leverage ratio. At December 31, 2011, the Company had $21.2 million outstanding on this line of credit, bearing interest at a rate of 2.0% and the unused and available portion was $18.8 million. The Company was in compliance with its various debt covenants as of December 31, 2011. The agreement requires the Company to maintain a minimum consolidated tangible net worth, computed at each year end, a maximum level of capital expenditures and a minimum ratio of adjusted EBITDA to required debt service payments over any four-quarter period, each of which is calculated in accordance with the agreement:

| COVENANT DESCRIPTION | COVENANT REQUIREMENT | CALCULATED COMPANY VALUE DECEMBER 31, 2011 |
|---|---|---|
| Consolidated Tangible Net Worth | Cannot be less than $37.5 million plus 50% of Net Income for fiscal years after 2010, or $41.7 million | $53 million |
| Capital Expenditures | Cannot exceed the greater of $10 million in a year or $10 million plus the prior year $10 million cap less expenditures | $4 million |
| Consolidated Leverage Ratio | Cannot exceed 2.75 to 1 | 0.99:1 |

The Company believes that existing cash and cash provided by operations, supplemented as appropriate by the Company's borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements, the stock repurchase plans and contributions to the retirement plans. Should operating cash flows in 2012 not materialize as projected, the Company has a number of planned alternatives to ensure that it will have sufficient cash to meet its operating needs. These alternatives include implementation of strict cost controls on discretionary spending and delaying non-critical research and development, capital projects and completion of the stock repurchase plan.

At the end of fiscal 2011, cash and short-term investments available for domestic operations was approximately $17.8 million and cash available for international operations was approximately $8.2 million.

## Contractual Obligations and Commercial Commitments

Interest rate swap agreements effectively fix the interest rate on a portion of the Company's line of credit at 1.2%.
The Company leases manufacturing, office and warehouse space and certain equipment under non-cancelable operating leases. All leases expire prior to the end of 2017. Future minimum lease payments under all non-cancelable leases, including renewal options the Company believes it will exercise,.and other contractual obligations at December 31, 2011 were approximately:

| (THOUSANDS OF DOLLARS) | TOTAL | LESS THAN 1 YEAR | 1 TO 3 YEARS | 3 TO 5 YEARS | MORE THAN 5 YEARS |
|---|---|---|---|---|---|
| Line of Credit, Including Interest * | $ 21,901 | $ - | $ 21,901 | $ - | $ - |
| Operating Leases | 14,892 | 3,484 | 8,147 | 3,261 | - |
| Uncertain Tax Liabilities | 464 | 21 | 298 | 88 | 57 |
| Pension Plan Obligations ** | 26,742 | 6,035 | 9,319 | 5,378 | 6,010 |
| Legal Obligations *** | 200 | 200 | - | - | - |
| Purchase Obligations | 3,983 | 3,243 | 740 | - | - |
| *Total* | **$ 68,182** | **$ 12,983** | **$ 40,405** | **$ 8,727** | **$ 6,067** |

* Interest on the line of credit was calculated using the interest rate as of December 31, 2011 over the remaining life of the note.

** The Company expects to meet or exceed its minimum funding requirements for its defined benefit retirement plans in future years. Though there is uncertainty as to the exact amount and timing of these payments, the Company anticipates the future funding requirements to be between $2.7 million and $3.3 million per year.

*** As part of the acquisition of Native Eyewear, the Company assumed the liability of future payments associated with a "settlement in lieu of future royalties."

## Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements.

## Impact of Inflation and Changing Prices

The Company's two operating segments are subject to the effects of general inflation as well as fluctuations in foreign currencies. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to general inflation. The Company continues to review its suppliers in order to obtain lower costs and higher quality on many of its raw materials and purchased components.
The Company typically enters into foreign currency exchange contracts to economically hedge that portion of its net financial position exposed to foreign currency fluctuations.

## New Accounting Pronouncements

For a description of new accounting pronouncements that affect the Company and the status of the Company's implementation thereof, see the "New Accounting Pronouncements" section of Note A to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. None are expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

## Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition, results of operations and cash flows are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosures of contingent liabilities. We evaluate our policies and estimates on an ongoing basis, including those related to tax contingencies, inventory adjustments, warranty reserves, retirement obligations, impairment of assets and revenue recognition. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of

which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following policies as critical to an understanding of our results of operations and financial condition. This is not a comprehensive list of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. For further discussion of our accounting policies, see Note A "Significant Accounting Policies" to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

***Inventory Methods and Realizable Value.*** Our global inventories are carried at the lower of cost or market, which requires us to estimate adjustments for both obsolescence and the market value we can expect to receive for our on hand inventory. Since we are required to produce our product with sufficient lead time to satisfy global distribution and expected demand during seasonal peak periods, we are subject to the risks of consumer acceptance of the products we have produced. We assess our need for obsolescence and market value adjustments based on a variety of factors including historical demand, future marketing plans and alternative uses for raw material and work-in-process.

***Warranty Reserves.*** CAD's Cross-branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Costa and Native sunglasses are sold with a lifetime warranty against defects in materials and workmanship. In establishing the accrual for warranty costs, management analyzes trends of several factors, measured over a period of several years that impact the Company's cost to service the warranties. The most significant factors include: the operating costs of the service department, unit sales, the number of units that are returned for warranty repair and the cost of product repairs. The estimates affecting the warranty reserve are updated annually.

***Retirement Obligations.*** Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of pension expense and liability measurement. We evaluate these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases. The discount rate enables us to state expected future cash flow as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. We decreased our discount rates to 4.21% in 2011 from 5.36% in 2010 on domestic plans and to 4.7% in 2011 from 5.15% in 2010 on foreign plans, to reflect market interest rate conditions. To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. Our long-term expected return on plan assets was 7.8% in 2011 and 2010 for domestic plans, and 3.8% in 2011 and 3.5% in 2010 for foreign plans.

***Impairment of Long-Lived Assets.*** Goodwill and other indefinite-lived intangible assets are not amortized but subject to annual impairment tests; more frequently if events or circumstances occur that would indicate a potential decline in their fair value. The Company performs the assessment annually during the fourth quarter and on an interim basis if potential impairment indicators arise. The Company has identified two reporting units, consisting of the CAD and COG segments. The Company determined the fair value of the reporting unit's goodwill using established income and market valuation approaches and the fair value of its trade names using a forward-looking relief from royalty model. All goodwill and indefinite-lived intangibles relate to the COG segment and were estimated to be recoverable as of December 31, 2011.

The Company determined the fair values of its reporting unit's goodwill by preparing a discounted cash flow analysis using updated forward-looking projections of the unit's future operating results and by comparing the value of the reporting unit to the implied market value of selected peers of the reporting unit. The significant assumptions used in the discounted cash flow analysis include: net income, the discount rate used to present value future cash flows, working capital requirements, and terminal growth rates. Net income assumptions include sales growth, gross margin, and SG&A growth assumptions. The discount rate used is a cost of equity method, which is essentially equal to the "market participant" weighted-average cost of capital ("WACC"). The Company determined the fair values of its trade names using a forward-looking relief from royalty model. The significant assumptions used in the forward-looking relief from royalty method include: revenue growth, royalty rates and the discount rate. The COG reporting unit's fair value substantially exceeded its carrying value by over 140% on both the income and market approaches, and the trade names fair values substantially exceeded their carrying values by approximately 40%. The Company performed a sensitivity analysis on our significant assumptions and has determined that a reasonable, negative change in its assumptions, as follows, would not impact our conclusion: reduce net income by 10%, reduce projected revenue growth by 10%, reduce projected royalty rate by 10% or increase the WACC by 100 basis points.

***Revenue Recognition.*** Revenue recognition requires estimates of product returns, discounts and rebates at the time revenue is recognized. These estimates are based on customer communication and historical experience. Should these estimates change, there could be a material effect on revenue recognized.

For additional information regarding management's estimates, see "Risk Factors" in Item 1A of this Annual Report on Form 10-K and "Forward-Looking Statements" below.

## Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "propose," "should," "will" and similar terms and phrases are used in this Annual Report on Form 10-K to identify forward-looking statements, including but not limited to CAD's direct to consumer initiative; the performance of Cross branded writing instrument and personal accessory products; consumers' willingness to continue to participate in the writing instrument category; consumers' willingness to engage in Costa's prescription sunglass program; the planned geographic and demographic expansion of Costa and Native; statements related to the introduction of new products; the Company's plans to identify acquisition targets; the availability of necessary raw materials and manufacturing technologies at favorable pricing terms; anticipated compliance with laws and regulations (including but not limited to environmental laws); and anticipated sufficiency of available working capital. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting the Company and are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. For a discussion of risks and uncertainties associated with these forward-looking statements, see "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. The Company assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Additional information concerning these and other risks and uncertainties is contained in our other periodic filings with the SEC.

## Item 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Current economic conditions and market disruptions may adversely affect the Company's business and results of operations. Financial markets throughout the world have been experiencing extreme disruption in recent months, including, among other things, volatility in security prices, diminished liquidity and credit availability, rating downgrades and declining valuations of certain investments, failure and potential failures of major financial institutions and unprecedented government support of financial institutions. These developments and the related general economic downturn may adversely impact the Company's business and financial condition in a number of ways, including impacts beyond those typically associated with other recent downturns in the U.S. and foreign economies. The current tightening of credit in financial markets and the general economic downturn may adversely affect the ability of Cross' customers, suppliers, and channel partners (e.g., distributors) to obtain financing for purchases and operations. The tightening could result in a decrease in demand for the Company's products, negatively impact Cross' ability to collect its accounts receivable on a timely basis, result in additional reserves for uncollectible accounts receivable being required, and in the event of a contraction in Cross' sales, could require additional reserves for inventory obsolescence.

Foreign currency exchange rates and fluctuations in those rates may affect the Company's ability to realize projected growth rates in its sales and earnings. The Company derives approximately 42% of its revenues from outside the United States. The Company's ability to realize projected growth rates in sales and earnings could be adversely affected if the U.S. dollar strengthens significantly against foreign currencies. The Company's foreign exchange exposure is generated primarily from its international operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts. Most of these contracts are short-term, generally expire in one to three months and a 5% change in exchange rates would not subject the Company to material market risk. Although the Company has programs in place to manage foreign currency exchange risk on certain foreign currency denominated balance sheet positions, and on a portion of certain foreign currency denominated cash flows, significant volatility and fluctuations in the rates of exchange for the U.S. dollar against currencies

such as the Euro, the British Pound the Chinese Renminbi and the Japanese Yen could adversely affect the Company's financial position and results of operations.

The Company maintains a $40 million secured line of credit with a bank. Under this agreement, the Company has the option to borrow at various interest rates depending upon the type of borrowings made and the Company's consolidated leverage ratio. The Company believes that changes in interest rates would not be material to its operations, due to its anticipated level of borrowings. There was $21.2 million and $19.2 million outstanding under the Company's line of credit at December 31, 2011 and January 1, 2011, respectively.

The Company entered into interest rate swap agreements that effectively fix the interest rate on a portion of its line of credit at 1.2% per annum. At December 31, 2011, the notional value of the interest rate swap was $15.0 million.

## Item 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX


| | PAGE |
|---|---|
| Report of Independent Registered Public Accounting Firm | 17 |
| Consolidated Financial Statements of the A.T. Cross Company: | |
| Consolidated Balance Sheets as of December 31, 2011, January 1, 2011 | 18 |
| Consolidated Statements of Income for the Years Ended December 31, 2011, January 1, 2011 and January 2, 2010 | 19 |
| Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, January 1, 2011 and January 2, 2010 | 19 |
| Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2011, January 1, 2011 and January 2, 2010 | 20 |
| Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, January 1, 2011 and January 2, 2010 | 21 |
| Notes to Consolidated Financial Statements | 22 - 39 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of December 31, 2011 and January 1, 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and January 1, 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, the Company has elected to change its method of accounting for domestic writing instrument inventory from the last in, first out method to the first in, first out method. Such change has been applied retrospectively to all periods presented.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.



DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 14, 2012

# CONSOLIDATED BALANCE SHEETS
# A.T. CROSS COMPANY & SUBSIDIARIES

| (THOUSANDS OF DOLLARS AND SHARES) | DECEMBER 31, 2011 | JANUARY 1, 2011 |
|---|---|---|
| ASSETS | | |
| *Current Assets* | | |
| Cash and cash equivalents | $ **25,991** | $ 16,650 |
| Short-term investments | **-** | 2,514 |
| Accounts receivable, net | **29,110** | 29,562 |
| Inventories | **36,482** | 34,548 |
| Deferred income taxes | **4,205** | 4,456 |
| Other current assets | **7,954** | 4,883 |
| *Total Current Assets* | **103,743** | 92,613 |
| *Property, Plant and Equipment, Net* | **13,706** | 15,082 |
| *Goodwill* | **15,279** | 15,279 |
| *Intangibles, Net* | **9,002** | 9,458 |
| *Deferred Income Taxes* | **11,115** | 11,318 |
| *Other Assets* | **2,570** | 2,970 |
| *Total Assets* | **$ 155,415** | $ 146,720 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| *Current Liabilities* | | |
| Accounts payable | $ **8,237** | $ 7,693 |
| Accrued compensation and related taxes | **7,509** | 7,811 |
| Accrued expenses and other liabilities | **10,868** | 11,871 |
| Retirement plan obligations | **2,508** | 2,437 |
| Income taxes payable | **712** | 2,006 |
| *Total Current Liabilities* | **29,834** | 31,818 |
| *Long-Term Debt* | **21,221** | 19,221 |
| *Retirement Plan Obligations* | **22,636** | 16,274 |
| *Deferred Gain on Sale of Real Estate* | **2,216** | 2,737 |
| *Other Long-Term Liabilities* | **464** | 687 |
| *Accrued Warranty Costs* | **1,391** | 1,424 |
| *Commitments and Contingencies (Note L)* | **-** | - |
| *Total Liabilities* | **77,762** | 72,161 |
| Shareholders' Equity | | |
| Common stock, par value $1 per share: | | |
| Class A - authorized 40,000 shares, 18,713 shares issued and 11,133 shares outstanding at December 31, 2011, and 18,439 shares issued and 11,115 shares outstanding at January 1, 2011 | **18,713** | 18,439 |
| Class B - authorized 4,000 shares, 1,805 shares issued and outstanding at December 31, 2011 and January 1, 2011 | **1,805** | 1,805 |
| Additional paid-in capital | **29,178** | 26,014 |
| Retained earnings | **91,518** | 83,208 |
| Accumulated other comprehensive loss | **(18,718)** | (12,659) |
| Treasury stock, at cost, 7,580 shares in 2011 and 7,324 shares in 2010 | **(44,843)** | (42,248) |
| *Total Shareholders' Equity* | **77,653** | 74,559 |
| *Total Liabilities and Shareholders' Equity* | **$ 155,415** | $ 146,720 |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF INCOME
## A.T. CROSS COMPANY & SUBSIDIARIES

| (THOUSANDS OF DOLLARS AND SHARES, EXCEPT PER SHARE AMOUNTS) | YEARS ENDED DECEMBER 31, 2011 | JANUARY 1, 2011 | JANUARY 2, 2010 |
|---|---|---|---|
| Net sales | $ 174,637 | $ 158,312 | $ 141,764 |
| Cost of goods sold | 77,613 | 70,090 | 65,501 |
| *Gross Profit* | 97,024 | 88,222 | 76,263 |
| Selling, general and administrative expenses | 74,451 | 68,817 | 63,978 |
| Service and distribution costs | 7,830 | 7,524 | 6,763 |
| Research and development expenses | 2,697 | 2,811 | 2,817 |
| Restructuring charges | - | - | 1,860 |
| *Operating Income* | 12,046 | 9,070 | 845 |
| Interest income | 12 | 25 | 41 |
| Interest expense | (661) | (975) | (1,166) |
| Other (expense) income | (248) | (270) | 195 |
| *Interest and Other (Expense) Income* | (897) | (1,220) | (930) |
| *Income (Loss) Before Income Taxes* | 11,149 | 7,850 | (85) |
| Income tax provision (benefit) | 2,839 | 1,642 | (1,644) |
| *Net Income* | $ 8,310 | $ 6,208 | $ 1,559 |
| Net Income Per Share: | | | |
| *Basic* | $0.68 | $0.49 | $0.11 |
| *Diluted* | $0.64 | $0.48 | $0.11 |
| Weighted Average Shares Outstanding: | | | |
| *Denominator for Basic Net Income Per Share* | 12,195 | 12,686 | 14,772 |
| Effect of dilutive securities | 810 | 379 | 10 |
| *Denominator for Diluted Net Income Per Share* | 13,005 | 13,065 | 14,782 |

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
## A.T. CROSS COMPANY & SUBSIDIARIES

| (THOUSANDS OF DOLLARS) | YEARS ENDED DECEMBER 31, 2011 | JANUARY 1, 2011 | JANUARY 2, 2010 |
|---|---|---|---|
| Net Income | $ 8,310 | $ 6,208 | $ 1,559 |
| Other Comprehensive Income (Loss): | | | |
| Foreign currency translation adjustments | (143) | (302) | 716 |
| Unrealized gain on interest rate swap, net of tax provision of ($5), ($125) and ($87) | 9 | 232 | 161 |
| Pension liability adjustment, net of tax benefit (provision) of $3,193, $877 and ($152) | (5,925) | (1,591) | 81 |
| *Comprehensive Income* | $ 2,251 | $ 4,547 | $ 2,517 |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
# A.T. CROSS COMPANY & SUBSIDIARIES

| (THOUSANDS OF DOLLARS AND SHARES) | COMMON STOCK SHARES & DOLLAR AMOUNT AT $1 PAR VALUE | | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | OTHER COMPREHEN-SIVE LOSS | TREASURY STOCK | | TOTAL SHARE-HOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|---|
| | CLASS A | CLASS B | | | | SHARES | AMOUNT | |
| Balances at January 3, 2009 | $ 17,609 | $ 1,805 | $ 21,431 | $ 75,441 | $ (11,956) | 3,815 | $(28,114) | $ 76,216 |
| Purchase of treasury stock | | | | | | 273 | (678) | (678) |
| Purchase of treasury stock from related party | | | | | | 1,500 | (5,182) | (5,182) |
| Cancellation of restricted stock | | | 1,358 | | | 218 | (1,358) | - |
| Tax provision on stock-based awards | | | (139) | | | | | (139) |
| Stock purchase plan | 5 | | 11 | | | | | 16 |
| Non-cash stock-based directors' fees | 46 | | 102 | | | | | 148 |
| Amortization of stock-based compensation | | | 548 | | | | | 548 |
| Stock option expense | | | 263 | | | | | 263 |
| Foreign currency translation adjustments | | | | | 716 | | | 716 |
| Pension liability adjustment | | | | | 81 | | | 81 |
| Unrealized gain on interest rate swap | | | | | 161 | | | 161 |
| Net Income | | | | 1,559 | | | | 1,559 |
| Balances at January 2, 2010 | $ 17,660 | $ 1,805 | $ 23,574 | $ 77,000 | $ (10,998) | 5,806 | $(35,332) | $ 73,709 |
| Purchase of treasury stock | | | | | | 43 | (267) | (267) |
| Purchase of treasury stock from related party | | | | | | 1,371 | (5,612) | (5,612) |
| Grant of restricted stock for future services | 725 | | (725) | | | | | - |
| Cancellation of restricted stock | | | 1,037 | | | 104 | (1,037) | - |
| Stock option activity, net of settlements | 18 | | (94) | | | | | (76) |
| Tax provision on stock-based awards | | | 70 | | | | | 70 |
| Stock purchase plan | 4 | | 15 | | | | | 19 |
| Non-cash stock-based directors' fees | 32 | | 121 | | | | | 153 |
| Amortization of stock-based compensation | | | 1,077 | | | | | 1,077 |
| Stock option expense | | | 939 | | | | | 939 |
| Foreign currency translation adjustments | | | | | (302) | | | (302) |
| Pension liability adjustment | | | | | (1,591) | | | (1,591) |
| Unrealized gain on interest rate swap | | | | | 232 | | | 232 |
| Net Income | | | | 6,208 | | | | 6,208 |
| Balances at January 1, 2011 | $ 18,439 | $ 1,805 | $ 26,014 | $ 83,208 | $ (12,659) | 7,324 | $(42,248) | $ 74,559 |
| Purchase of treasury stock | | | | | | 158 | (1,619) | (1,619) |
| Grant of restricted stock for future services | 154 | | (154) | | | | | - |
| Cancellation of restricted stock | | | 976 | | | 98 | (976) | - |
| Stock option activity, net of settlements | 98 | | (375) | | | | | (277) |
| Tax provision on stock-based awards | | | 830 | | | | | 830 |
| Stock purchase plan | 1 | | 16 | | | | | 17 |
| Non-cash stock-based directors' fees | 13 | | 137 | | | | | 150 |
| Stock awards | 8 | | 75 | | | | | 83 |
| Amortization of stock-based compensation | | | 1,330 | | | | | 1,330 |
| Stock option expense | | | 329 | | | | | 329 |
| Foreign currency translation adjustments | | | | | (143) | | | (143) |
| Pension liability adjustment | | | | | (5,925) | | | (5,925) |
| Unrealized gain on interest rate swap | | | | | 9 | | | 9 |
| Net Income | | | | 8,310 | | | | 8,310 |
| **Balances at December 31, 2011** | **$ 18,713** | **$ 1,805** | **$ 29,178** | **$ 91,518** | **$ (18,718)** | **7,580** | **$(44,843)** | **$ 77,653** |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS
# A.T. CROSS COMPANY & SUBSIDIARIES

| (THOUSANDS OF DOLLARS) | YEARS ENDED | | |
|---|---|---|---|
| CASH PROVIDED BY (USED IN): | **DECEMBER 31, 2011** | JANUARY 1, 2011 | JANUARY 2, 2010 |
| Operating Activities: | | | |
| Net Income | **$ 8,310** | $ 6,208 | $ 1,559 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | **5,280** | 5,404 | 4,841 |
| Amortization | **739** | 1,211 | 1,032 |
| Restructuring charges | **-** | - | 1,860 |
| Restructuring charges paid | **-** | (771) | (1,926) |
| Amortization of deferred gain | **(521)** | (522) | (521) |
| Provision for bad debts | **68** | 139 | 691 |
| Deferred income taxes | **2,989** | 501 | (1,617) |
| Provision for accrued warranty costs | **285** | 797 | 705 |
| Warranty costs paid | **(391)** | (735) | (592) |
| Stock-based compensation and directors' fees | **1,892** | 2,170 | 820 |
| Excess tax (benefit) provision from stock-based awards | **(830)** | 70 | 139 |
| Unrealized (gain) loss on short-term investments | **-** | (29) | 268 |
| Unrealized (gain) loss on foreign exchange contracts | **(24)** | 154 | (503) |
| Increase (decrease) in non-income based tax reserves | **178** | (193) | (338) |
| Unrealized foreign currency transaction (gain) loss | **(227)** | 84 | (73) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | **728** | 1 | 151 |
| Inventories | **(1,864)** | (5,780) | 2,114 |
| Other assets | **(2,712)** | (438) | 3,633 |
| Accounts payable | **497** | 1,317 | 1,380 |
| Other liabilities | **(4,100)** | 3,208 | (2,101) |
| *Net Cash Provided by Operating Activities* | **10,297** | 12,796 | 11,522 |
| Investing Activities: | | | |
| Acquisition of Native Eyewear, Inc., net of cash acquired | **-** | - | (481) |
| Purchases of short-term investments | **(31,525)** | (17,040) | (40,192) |
| Sales of short-term investments | **34,039** | 21,772 | 33,900 |
| Additions to property, plant and equipment | **(3,912)** | (4,533) | (5,149) |
| Additions to trademarks and patents | **(283)** | (286) | (288) |
| *Net Cash Used in Investing Activities* | **(1,681)** | (87) | (12,210) |
| Financing Activities: | | | |
| Excess tax benefit (provision) from stock-based awards | **830** | (70) | (139) |
| Borrowing on long-term debt agreement | **16,300** | 5,860 | - |
| Repayment of long-term debt | **(14,300)** | (6,360) | (2,000) |
| Proceeds from sale of Class A common stock | **170** | 18 | 16 |
| Repurchase of share-based awards to satisfy tax withholdings | **(430)** | (76) | - |
| Purchase of treasury stock | **(1,619)** | (267) | (678) |
| Purchase of treasury stock from related party | **-** | (5,612) | (5,182) |
| *Net Cash Provided by (Used in) Financing Activities* | **951** | (6,507) | (7,983) |
| Effect of exchange rate changes on cash and cash equivalents | **(226)** | 5 | 485 |
| *Increase (Decrease) in Cash and Cash Equivalents* | **9,341** | 6,207 | (8,186) |
| Cash and cash equivalents at beginning of period | **16,650** | 10,443 | 18,629 |
| *Cash and Cash Equivalents at End of Period* | **$ 25,991** | $ 16,650 | $ 10,443 |
| | | | |
| SUPPLEMENTAL INFORMATION | | | |
| Income taxes paid (refunded), net | **$ 1,159** | $ (609) | $ (3,152) |
| Interest paid | **$ 701** | $ 974 | $ 1,249 |

See notes to consolidated financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
# A.T. CROSS COMPANY & SUBSIDIARIES
# December 31, 2011

## NOTE A - SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation and Nature of Operations:** The consolidated financial statements include the accounts of A.T. Cross Company and its subsidiaries (the "Company"). Upon consolidation, intercompany accounts and transactions are eliminated.

The Company has two reportable segments: Cross Accessory Division ("CAD"), and Cross Optical Group ("COG"). The Company's CAD segment designs, manufactures and markets writing instruments, business accessories and watches throughout the world and is an OEM of writing instruments. Writing instrument products are sold under the Cross brand as well as the FranklinCovey brand. They include ball-point pens, fountain pens, Selectip rolling ball pens, mechanical pencils and writing instrument accessories such as refills and desk sets. In addition to writing instrument accessories, the Company offers personal accessory products including watches, precision reading glasses and leather goods. The Company's COG segment designs, manufactures and markets sunglasses throughout the United States under the Costa and Native brand names. The Company evaluates segment performance based upon operating profit or loss. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately, as each unit requires different technologies and marketing strategies.

The Company operates on a 52/53 week fiscal year, ending on the last Saturday closest to December 31. A fiscal year usually consists of four 13 week fiscal quarters. Fiscal 2008 was a 53 week year with 14 weeks in the fourth quarter. Fiscal years 2011, 2010 and 2009 were 52-week years ending December 31, 2011, January 1, 2011 and January 2, 2010, respectively. The Company has historically recorded its highest sales in the fourth quarter.

The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated to the date of issuance of these financial statements.

The accounting policies of the Company are described in this summary of significant accounting policies.

**Accounting for Estimates:** The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America ("GAAP"), requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates. The significant estimates in the Company's consolidated financial statements include sales returns and allowances, allowance for doubtful accounts receivable, realizable value of inventory, impairment of long-lived assets and goodwill, warranty, retirement obligations and income taxes.

**Cash Equivalents and Short-Term Investments:** The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at fair value. Gains or losses on short-term investments, both realized and unrealized, are included in other (expense) income. At December 31, 2011 and January 1, 2011, approximately 40% and 42%, respectively, of the Company's cash and cash equivalents were on deposit with one financial institution.

**Allowance for Doubtful Accounts:** The Company determines its allowance for doubtful accounts based on historical percentages of aged accounts receivable and specific customer accounts when, in management's opinion, they are deemed uncollectable. Following is a summary of the allowance for doubtful accounts for the three years ended December 31, 2011:

| | YEARS ENDED | | |
|---|---|---|---|
| (THOUSANDS OF DOLLARS) | **DECEMBER 31, 2011** | JANUARY 1, 2011 | JANUARY 2, 2010 |
| Allowance for Doubtful Accounts - Beginning of Year | **$ 1,069** | $ 1,129 | $ 1,068 |
| Charged to bad debt expense | **68** | 139 | 691 |
| Deductions | **(117)** | (199) | (630) |
| Allowance for Doubtful Accounts - End of Year | **$ 1,020** | $ 1,069 | $ 1,129 |

**Inventories:** The Company's inventories are valued at the lower of cost or market. During the fourth quarter of 2011, the Company changed its method of accounting for domestic writing instrument inventories from determining cost using the last-in, first-out ("LIFO") method to determining cost using the first-in, first-out ("FIFO") method. All of the Company's inventories are now valued at the lower of cost, determined using the FIFO method, or market. The Company believes this change is preferable as it provides uniformity across the Company's operations with respect to the method for inventory

accounting, better reflects the current value of inventories on the Consolidated Balance Sheet and improves comparability with the Company's peers.

The change in accounting method from LIFO to FIFO for domestic writing instrument inventories has been applied retrospectively by adjusting the financial statement amounts for the prior periods presented to reflect the value of domestic writing instrument inventories on a FIFO basis. The cumulative effect of this change in accounting principle as of January 3, 2009 was a $2.5 million increase in retained earnings. The impact of this change in accounting principle to our results of operations for the year ended December 31, 2011 was not material. The following table details the retrospective application impact on previously reported amounts for periods that are included in the consolidated financial statements:

| (THOUSANDS OF DOLLARS) | YEAR ENDED JANUARY 1, 2011 | | |
|---|---|---|---|
| **Consolidated Balance Sheet:** | Originally Reported | Adjusted | Change |
| Inventories | $ 31,320 | $ 34,548 | $ 3,228 |
| Deferred income taxes | 5,590 | 4,456 | (1,134) |
| *Total Current Assets* | 90,519 | 92,613 | 2,094 |
| *Total Assets* | 144,626 | 146,720 | 2,094 |
| Retained earnings | 81,114 | 83,208 | 2,094 |
| *Total Shareholders' Equity* | 72,465 | 74,559 | 2,094 |
| *Total Liabilities and Shareholders' Equity* | 144,626 | 146,720 | 2,094 |

| | YEAR ENDED JANUARY 1, 2011 | | | YEAR ENDED JANUARY 2, 2010 | | |
|---|---|---|---|---|---|---|
| **Consolidated Statements of Income:** | Originally Reported | Adjusted | Change | Originally Reported | Adjusted | Change |
| Cost of Goods Sold | $ 69,836 | $ 70,090 | $ 254 | $ 65,046 | $ 65,501 | $ 455 |
| *Gross Profit* | 88,476 | 88,222 | (254) | 76,718 | 76,263 | (455) |
| *Operating Income* | 9,324 | 9,070 | (254) | 1,300 | 845 | (455) |
| *Income (Loss) Before Income Taxes* | 8,104 | 7,850 | (254) | 370 | (85) | (455) |
| Income tax provision (benefit) | 1,731 | 1,642 | (89) | (1,485) | (1,644) | (159) |
| *Net Income* | 6,373 | 6,208 | (165) | 1,855 | 1,559 | (296) |
| Net Income Per Share: | | | | | | |
| *Basic* | $0.50 | $0.49 | ($0.01) | $0.13 | $0.11 | ($0.02) |
| *Diluted* | $0.49 | $0.48 | ($0.01) | $0.13 | $0.11 | ($0.02) |

| | YEAR ENDED JANUARY 1, 2011 | | | YEAR ENDED JANUARY 2, 2010 | | |
|---|---|---|---|---|---|---|
| **Consolidated Statements of Cash Flows:** | Originally Reported | Adjusted | Change | Originally Reported | Adjusted | Change |
| Net Income | $ 6,373 | $ 6,208 | $ (165) | $ 1,855 | $ 1,559 | $ (296) |
| Deferred taxes | 590 | 501 | (89) | (1,458) | (1,617) | (159) |
| Inventory | (6,034) | (5,780) | 254 | 1,659 | 2,114 | 455 |

**Property, Plant and Equipment, and Related Depreciation:** Property, plant and equipment are stated at historical cost. Depreciation expense was $5.3 million, $5.4 million and $4.8 million in fiscal 2011, 2010 and 2009, respectively. Provisions for depreciation are computed using a combination of accelerated and straight-line methods, which are intended to depreciate the cost of such assets over their estimated useful lives, which are as follows:

| | |
|---|---|
| Furniture & Fixtures | 2 to 10 Years |
| Machinery & Equipment | 2 to 10 Years |
| Leasehold Improvements | 3 to 15 Years |
| Vehicles, Tooling and Desktop PCs | 2 to 5 Years |

The components of Property, Plant and Equipment are as follows:

| | YEARS ENDED | |
|---|---|---|
| (THOUSANDS OF DOLLARS) | **DECEMBER 31, 2011** | JANUARY 1, 2011 |
| Leasehold improvements | **$ 2,060** | $ 1,826 |
| Machinery and equipment | **105,873** | 103,123 |
| | **107,933** | 104,949 |
| Less accumulated depreciation | **94,227** | 89,867 |
| *Property, Plant and Equipment, Net* | **$ 13,706** | $ 15,082 |

**Long-Lived Assets:** The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the cost to sell.

**Goodwill and Other Intangible Assets:** Goodwill and certain intangible assets with indefinite lives are not amortized but are subject to annual impairment tests, more frequently if events or circumstances occur that would indicate a potential decline in their fair value. The Company has identified two reporting units, consisting of the CAD and COG segments. The Company performs the assessment annually during the fourth quarter and on an interim basis if potential impairment indicators arise. The Company determines the fair value of the reporting units using established income and market valuation approaches and the values of certain intangible assets with indefinite lives, consisting of two COG segment trade names, using a forward-looking relief from royalty model.

**Warranty Costs:** CAD's Cross-branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. CAD's accessories are sold with a one-year warranty against mechanical failure and defects in workmanship and timepieces are warranted for a period of two years. Costa and Native sunglasses are sold with a lifetime warranty against defects in materials and workmanship. Estimated warranty costs are accrued at the time of sale. The most significant factors in the estimation of warranty cost liabilities include the operating efficiency and related cost of the service department, unit sales and the number of units that are eventually returned for warranty repair. The current portions of accrued warranty costs were $0.5 million at December 31, 2011 and $0.6 million at January 1, 2011, and were recorded in accrued expenses and other liabilities. The following chart reflects the activity in aggregate accrued warranty costs:

| | YEARS ENDED | | |
|---|---|---|---|
| (THOUSANDS OF DOLLARS) | **DECEMBER 31, 2011** | JANUARY 1, 2011 | JANUARY 2, 2010 |
| *Accrued Warranty Costs - Beginning of Year* | **$ 1,998** | $ 1,936 | $ 1,823 |
| Warranty costs paid | **(391)** | (735) | (592) |
| Warranty costs accrued | **423** | 423 | 375 |
| Impact of changes in estimates and assumptions | **(138)** | 374 | 330 |
| *Accrued Warranty Costs - End of Year* | **$ 1,892** | $ 1,998 | $ 1,936 |

**Revenue Recognition:** Revenue from sales is recognized when the following criteria are met: persuasive evidence of an arrangement exists, title to the goods has passed to the customer, the sales price is fixed or determinable, and collection of the sales price is reasonably assured. Provisions are made at the time the related revenue is recognized for estimated product returns, discounts and rebates.

**Marketing Support Costs:** The costs of marketing support, including advertising, are charged to expense as incurred and amounted to approximately $13.7 million, $12.3 million and $9.9 million for fiscal 2011, 2010 and 2009, respectively. Accrued marketing support expenses were approximately $2.3 million at December 31, 2011 and $2.0 million at January 1, 2011 and are included in accrued expenses and other liabilities.

**Derivatives:** The Company has a program in place to manage foreign currency risk. As part of that program, the Company can enter into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts are generally less than three months. Forward exchange contracts generally do not qualify for hedge accounting and gains and losses are included in SG&A expenses.

The Company also uses interest rate swaps to manage its exposure to changing interest rates that result from variable rate debt. These swaps effectively fix the interest rate on a portion of the Company's line of credit at 1.2%.

Realized and unrealized gains and losses on contracts intended to hedge specific forecasted transactions or commitments, if any, that are designated and qualify for hedge accounting are deferred and recorded as a component of accumulated other comprehensive income (loss) and accounted for as part of the transaction. Contracts are recorded at fair value on the balance sheet as a component of other current assets or accrued expenses and other liabilities.

**Stock-Based Compensation:** The Company recognizes stock-based employment compensation arrangements based on the estimated fair value of stock-based awards exchanged for employee services received and recognizes compensation cost based on the fair value of the award on the date of grant, recognized ratably over the requisite service period for awards expected to vest. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period.

**Income Taxes:** Provisions for Federal, state and non-U.S. income taxes are calculated on reported income before income taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions.

The Company records a liability associated with an uncertain income tax benefit, for a position taken or intended to be taken, if we determine that it is not more likely than not that such benefit will be sustained upon review of the taxing authority. The Company also records a tax position as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

**Basic and Diluted Net Income Per Share:** Basic net income per share is computed by dividing net income by the weighted average number of total shares of Class A and Class B common stock outstanding during the year. Diluted net income per share is computed by dividing net income by diluted weighted average shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potential common shares. To the extent that their effect is dilutive, potential common shares include common stock options and non-vested equity shares based on the treasury stock method. There is no anti-dilutive effect of securities for the three years ended December 31, 2011.

**Environmental Contingencies:** The Company is subject to contingencies pursuant to environmental laws and regulations under various state, Federal and foreign laws, including CERCLA. The Company typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and the Company accrues liabilities when they are probable and estimable.

**New Accounting Pronouncements:** In September 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") which simplifies how companies test goodwill for impairment. The ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the goodwill accounting standard. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We do not expect the new ASU to have a material effect on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) - Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 (ASU 2011-12), which defers the effective date of only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-05 is effective for us in our first quarter of fiscal 2012 and should be applied retrospectively. We do not expect the adoption of ASU 2011-05 and ASU 2011-12 to have a material impact on our financial position, results of operations or cash flows.

## NOTE B - INVENTORIES

The Company's inventories are valued at the lower of cost or market. Cost is determined using the FIFO method. The components of inventory are as follows:

| | YEARS ENDED | |
|---|---|---|
| (THOUSANDS OF DOLLARS) | **DECEMBER 31, 2011** | JANUARY 1, 2011 |
| Finished goods | **$ 23,538** | $ 21,214 |
| Work in process | **3,967** | 3,616 |
| Raw materials | **8,977** | 9,718 |
| | **$ 36,482** | $ 34,548 |

## NOTE C - RESTRUCTURING CHARGES

In 2008, the Company restructured Cross Accessory Division ("CAD") Lincoln based manufacturing operations in order to increase its competitiveness in the global marketplace by further leveraging the investment in China manufacturing operations. The Company also closed several underperforming retail stores and reduced headcount at its Lincoln facility. These restructuring programs moved Lincoln manufacturing operations to the Company's China facility and reduced the total retail store count by four. Approximately 50 manufacturing positions and 27 sales and administrative positions in the United States, and four sales and administrative positions in the United Kingdom were affected by these programs. In 2009, the Company expanded its restructuring efforts to further reduce headcount at its Lincoln and European facilities. The Company incurred pre-tax restructuring charges of approximately $4.4 million since the inception of these programs. Of this $4.4 million, approximately $2.4 million was for severance and related expenses and approximately $2.0 million was for transition and other costs.

The following is a tabular presentation of the restructuring liabilities related to this plan:

| (THOUSANDS OF DOLLARS) | SEVERANCE & RELATED EXPENSES | PROFESSIONAL FEES & OTHER | TOTAL |
|---|---|---|---|
| Balances at January 3, 2009 | $ 772 | $ 61 | $ 833 |
| Restructuring charges incurred | 1,517 | 343 | 1,860 |
| Cash payments | (1,618) | (308) | (1,926) |
| Foreign exchange effects | 5 | (1) | 4 |
| Balances at January 2, 2010 | $ 676 | $ 95 | $ 771 |
| Cash payments | (676) | (95) | (771) |
| **Balances at January 1, 2011 and December 31, 2011** | **$ -** | **$ -** | **$ -** |

## NOTE D - GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and indefinite-lived intangible assets are not amortized but are subject to annual impairment tests, more frequently if events or circumstances occur that would indicate a potential decline in their fair value. The Company has identified two reporting units, consisting of the CAD and COG segments. The Company performs the assessment annually during the fourth quarter or on an interim basis if potential impairment indicators arise. The fair value of the reporting unit's goodwill is determined using established income and market valuation approaches and the fair value of other indefinite-lived intangible assets, consisting of two COG segment trade names, is determined using a forward relief from royalty method.

In 2011, 2010 and in 2009, the Company's annual impairment tests indicated that all remaining goodwill and indefinite-lived intangibles were not impaired. The cumulative goodwill impairment loss of $3.9 million related to the CAD segment.

At December 31, 2011 and January 1, 2011, the carrying value of goodwill was approximately $15.3 million. As the goodwill is all U.S. Dollar denominated, there is no translation adjustment. Goodwill resulting from the 2008 acquisition of Native was $11.9 million. The entire $15.3 million goodwill balance, $11.9 million of which is expected to be tax deductible, related to the COG segment.

Other intangibles consisted of the following:

| (THOUSANDS OF DOLLARS) | **DECEMBER 31, 2011** | | | JANUARY 1, 2011 | | |
|---|---|---|---|---|---|---|
| | **GROSS CARRYING AMOUNT** | **ACCUMULATED AMORTIZATION** | **OTHER INTANGIBLES, NET** | GROSS CARRYING AMOUNT | ACCUMULATED AMORTIZATION | OTHER INTANGIBLES, NET |
| Amortized: | | | | | | |
| Trademarks | **$ 9,374** | **$ 8,990** | **$ 384** | $ 9,201 | $ 8,805 | $ 396 |
| Patents | **3,471** | **3,225** | **246** | 3,361 | 3,124 | 237 |
| Customer relationships | **3,170** | **1,698** | **1,472** | 3,170 | 1,245 | 1,925 |
| | **$ 16,015** | **$ 13,913** | **2,102** | $ 15,732 | $ 13,174 | 2,558 |
| Not Amortized: | | | | | | |
| Trade names | | | **6,900** | | | 6,900 |
| *Intangibles, Net* | | | **$ 9,002** | | | $ 9,458 |

The Company amortizes patents and trademarks over an average five-year life and customer relationships over a seven-year life. Amortization expense was approximately $0.7 million, $1.2 million and $1.0 million for fiscal years 2011, 2010 and 2009, respectively. The Company's non-compete agreement, originally intended to remain in effect for four years was not renewed and was fully amortized in 2010. The estimated future amortization expense for other intangibles remaining as of December 31, 2011 is as follows:

| (THOUSANDS OF DOLLARS) | 2012 | 2013 | 2014 | 2015 | 2016 | THEREAFTER |
|---|---|---|---|---|---|---|
| | $ 688 | $ 634 | $ 578 | $ 181 | $ 21 | $ - |

## NOTE E - LINE OF CREDIT

In 2010, the Company amended and restated its secured revolving line of credit with Bank of America, N.A. (the "Bank"), increasing it from $35 million to $40 million. Under the amended and restated line of credit agreement, the Bank agreed to make loans to the Company in an aggregate amount not to exceed $40.0 million, including up to $10.0 million equivalent in Eurocurrency loans denominated in pounds sterling or Euro ("Eurocurrency Loans") and up to $30.0 million of other committed loans to the Company ("Committed Loans") at any time. As part of the aggregate availability, the Bank may also issue up to $7.5 million in letters of credit. Subject to the limits on availability and the other terms and conditions of this credit agreement, amounts may be borrowed, repaid and reborrowed without penalty. This amended credit facility matures and amounts outstanding must be paid by July 28, 2013.

The interest rate for the Committed Loans will be, at the Company's option, either (i) the London Interbank Offered Rate ("LIBOR") plus an applicable margin or (ii) the higher of the federal funds rate plus 50 basis points or the Bank's prime rate plus an applicable margin. The interest rate for any Eurocurrency Loans will be an interest settlement rate for deposits in pounds sterling or Euro plus an applicable margin. The applicable margin for LIBOR and Eurocurrency loans will be an amount between 1.75% and 2.25%, and the applicable margin for federal funds or the Bank's prime rate will be an amount between 0.25% and 0.75%, which will vary from time to time based upon the Company's consolidated leverage ratio.

Under the line of credit agreement, the Company has agreed to comply with certain affirmative and negative covenants. The most restrictive covenant requires the Company to maintain a maximum ratio of consolidated funded indebtedness to consolidated adjusted EBITDA over any four-quarter period. The agreement requires the Company to maintain a minimum consolidated tangible net worth, computed at each year end, a maximum level of capital expenditures, each of which is calculated in accordance with the agreement. Amounts due under the credit agreement are guaranteed by certain domestic and foreign subsidiaries of the Company. Amounts due are also secured by a pledge of the assets of the Company and those of certain of its domestic subsidiaries.

At December 31, 2011, the outstanding balance of the Company's amended line of credit was $21.2 million, bearing an interest rate of approximately 2.0%, and the unused and available portion, according to the terms of the amended agreement, was $18.8 million. At January 1, 2011, the outstanding balance of the Company's amended line of credit was $19.2 million, bearing an interest rate of approximately 2.0%, and the unused and available portion, according to the terms of the amended agreement, was $20.8 million.

## NOTE F - ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ITEMS

| (THOUSANDS OF DOLLARS) | CUMULATIVE TRANSLATION ADJUSTMENTS | PENSION LIABILITY ADJUSTMENT | INTEREST RATE SWAP AGREEMENTS | ACCUMULATED OTHER COMPREHENSIVE LOSS |
|---|---|---|---|---|
| Balances at January 1, 2011 | $ (1,903) | $ (10,637) | $ (119) | $ (12,659) |
| Current period change | (143) | (5,925) | 9 | (6,059) |
| **Balances at December 31, 2011** | **$ (2,046)** | **$ (16,562)** | **$ (110)** | **$ (18,718)** |

## NOTE G - FINANCIAL INSTRUMENTS

The following table details the United States dollar equivalent of foreign exchange contracts outstanding at December 31, 2011 and January 1, 2011, along with maturity dates and any unrealized gain (loss). The net unrealized gain (loss) is recorded in SG&A in the consolidated statements of income, since the Company did not apply hedge accounting to these contracts.

| (THOUSANDS OF DOLLARS) | CONTRACT AMOUNT U.S. $ EQUIVALENT | | MATURITY DATE | UNREALIZED GROSS GAIN (LOSS) | |
|---|---|---|---|---|---|
| DECEMBER 31, 2011 | | | | | |
| Euro | $ | 10,642 | 2012 | $ | 151 |
| Sterling | | 4,657 | 2012 | | (5) |
| Japanese Yen | | 12,006 | 2012 | | (112) |
| Hong Kong Dollar | | 4,569 | 2012 | | (16) |
| Taiwan Dollar | | 1,526 | 2012 | | (13) |
| Mexican Peso | | 1,020 | 2012 | | (13) |
| Chinese Renminbi | | 5,000 | 2012 | | 32 |
| *Total* | $ | 39,420 | | $ | 24 |

| (THOUSANDS OF DOLLARS) | CONTRACT AMOUNT U.S. $ EQUIVALENT | | MATURITY DATE | UNREALIZED GROSS GAIN (LOSS) | |
|---|---|---|---|---|---|
| JANUARY 1, 2011 | | | | | |
| Euro | $ | 11,931 | 2011 | $ | (75) |
| Sterling | | 5,267 | 2011 | | (37) |
| Japanese Yen | | 4,529 | 2011 | | (27) |
| Hong Kong Dollar | | 5,140 | 2011 | | (8) |
| Taiwan Dollar | | 1,604 | 2011 | | (7) |
| *Total* | $ | 28,471 | | $ | (154) |

Foreign currency exchange losses that are included in SG&A expenses approximated $1.7 million, $1.2 million and $1.8 million in fiscal 2011, 2010 and 2009, respectively.

In the third quarter of 2010, the Company entered into a forward interest rate swap agreement with an initial notional amount of $15.0 million and a term of three years. This swap effectively fixes the interest rate on a portion of the Company's line of credit at approximately 1.2%. The item being hedged is the first interest payment to be made on $15.0 million of principal expected to occur each month beginning March 31, 2011. The Company measures hedge ineffectiveness using the "hypothetical" derivative method. This swap has been designated a cash flow hedge and the effect of the mark-to-market valuation is recorded as an adjustment, net of tax, to accumulated other comprehensive loss. From inception to December 31, 2011, the effect of the mark-to-market valuations, net of tax, was an unrealized loss of approximately $0.1 million and is included as a component of accumulated other comprehensive loss.

The fair value of forward foreign exchange contracts, based on quoted spot exchange rates, are reported in other current assets or accrued expenses and other liabilities. The fair value of cash and cash equivalents approximates the recorded amounts, due to the short period of time to maturity. The carrying amount of long-term debt approximates fair value as a result of the variable interest rate. The fair value of the interest rate swap agreements, based upon market observable data, was ($0.2) million at December 31, 2011 and January 1, 2011 and was reported in accrued expenses and other liabilities.

## NOTE H - EMPLOYEE BENEFIT PLANS

The Company has non-contributory defined benefit pension plans and defined contribution retirement plans (consisting of savings plans and a non-contributory profit sharing plan), which cover substantially all domestic employees.

On March 30, 2006, the Company's Board of Directors voted to freeze the Company's domestic non-contributory defined benefit pension plan effective May 20, 2006.

The Company's matching contributions to its savings plans are made in cash. In fiscal 2011, 2010 and 2009 expenses related to this plan were approximately $0.8 million, $0.7 million and $0.9 million, respectively. There were no profit sharing plan contributions during this three-year period. The Company also maintains a deferred compensation plan that is offered to certain key executives and non-employee directors. Employees of foreign subsidiaries generally receive retirement benefits from Company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees with any postretirement benefits other than those described above.

The Company's measurement date for these benefits is the Company's fiscal year end.

Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. While there is no requirement under any of these plans to invest in the Company's stock, the defined contribution retirement plan offers the Company's stock as an investment option. The Company's funding policy is consistent with applicable local laws and regulations.

The following chart sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at the end of each fiscal year:

| (THOUSANDS OF DOLLARS) | **2011** | 2010 |
|---|---|---|
| *Change in Projected Benefit Obligation* | | |
| Benefit obligation at end of prior year | **$ 50,869** | $ 46,827 |
| Service cost | **255** | 45 |
| Interest cost | **2,633** | 2,679 |
| Actuarial loss | **7,842** | 3,524 |
| Benefits paid | **(2,209)** | (2,134) |
| Administrative expenses paid | **(256)** | (72) |
| *Benefit Obligation at End of Year* | **$ 59,134** | $ 50,869 |
| *Change in Plan Assets* | | |
| Fair value of plan assets at end of prior year | **$ 32,928** | $ 30,369 |
| Actual return on plan assets | **632** | 3,091 |
| Employer contributions | **3,797** | 1,674 |
| Benefits paid | **(2,209)** | (2,134) |
| Administrative expenses paid | **(256)** | (72) |
| *Fair Value of Plan Assets at End of Year* | **$ 34,892** | $ 32,928 |
| *Funded Status* | | |
| Deficiency of plan assets over projected benefit obligation | **$ (24,242)** | $ (17,941) |
| Unrecognized prior service cost | **71** | 82 |
| Unrecognized net actuarial loss | **25,127** | 15,992 |
| *Prepaid (Accrued) Pension Cost (Included in Retirement Plan Obligations)* | **$ 956** | $ (1,867) |
| Amounts Recognized in the Consolidated Balance Sheets Consist of | | |
| Accrued benefit cost - current | **$ (2,068)** | $ (1,997) |
| Accrued benefit cost - long-term | **(22,174)** | (15,944) |
| Accumulated other comprehensive loss | **25,198** | 16,074 |
| *Net Recognized Amount* | **$ 956** | $ (1,867) |
| *Accumulated Benefit Obligation* | **$ 59,134** | $ 50,869 |

| (THOUSANDS OF DOLLARS) | **2011** | 2010 | 2009 |
|---|---|---|---|
| *Components of Net Periodic Benefit Cost* | | | |
| Service cost | **$ 255** | $ 45 | $ 100 |
| Interest cost | **2,633** | 2,679 | 3,001 |
| Expected return on plan assets | **(2,622)** | (2,465) | (2,504) |
| Amortization of transition obligation | **-** | - | 7 |
| Amortization of prior service cost | **27** | 11 | 31 |
| Recognized net actuarial (gain) loss | **652** | 379 | 386 |
| Settlement gain | | - | (185) |
| *Net Periodic Benefit Cost* | **$ 945** | $ 649 | $ 836 |

| Assumptions: | **2011** DOMESTIC PLANS | **2011** FOREIGN PLANS | 2010 DOMESTIC PLANS | 2010 FOREIGN PLANS | 2009 DOMESTIC PLANS | 2009 FOREIGN PLANS |
|---|---|---|---|---|---|---|
| *Weighted Average Assumptions Used to Determine Benefit Obligation* | | | | | | |
| Discount rate | **4.21%** | **4.70%** | 5.36% | 5.15% | 5.88% | 5.90% |
| Rate of compensation increase | **N/A** | **N/A** | N/A | N/A | N/A | N/A |
| *Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost* | | | | | | |
| Discount rate | **5.36%** | **5.15%** | 5.88% | 5.90% | 6.17% | 5.70% |
| Expected return on plan assets | **7.80%** | **3.80%** | 7.80% | 3.50% | 7.80% | 4.00% |
| Rate of compensation increase | **N/A** | **N/A** | N/A | N/A | N/A | N/A |

The Company decreased the discount rate on domestic plans to 4.21% in 2011 from 5.36% in 2010 to reflect market interest rate conditions. In establishing the long-term rate of return on assets assumption of 7.8%, the Company indexed its targeted allocation percentage by asset category against the long-term expected returns on the frozen domestic plan for those asset categories. That weighted-average return approximates 7.8%. The Company monitors investment results against benchmarks such as the Russell 1000 Growth Index and the Russell 2000 Value Index for the equity portion of the portfolio and the Barclays Capital US Long Credit A+ Index for fixed income investments. Meeting or exceeding those benchmarks over time would provide a reasonable expectation of achieving the 7.8% assumption.

| *Plan Asset Information:* Asset Category | TARGET ALLOCATION FYE 2012 | ALLOCATION PERCENTAGE FYE 2011 | ALLOCATION PERCENTAGE FYE 2010 |
|---|---|---|---|
| Domestic Equities | 30% | 32.3% | 35.0% |
| International Equities | 10% | 7.9% | 11.2% |
| Fixed Income Securities | 40% | 40.4% | 39.9% |
| All Asset Fund | 20% | 19.4% | 13.9% |
| Cash/Other | 0% | 0.0% | 0.0% |
| | 100% | 100% | 100% |

The investment objective of the Plan is to exceed the actuarial long-term rate of return on assets assumption of 7.8%. To that end, it is the Plan's practice to invest the assets in accordance with the targeted allocation established for each asset category. These targeted asset allocation ranges have been established in accordance with the overall risk and return objectives of the portfolio. The Plan employs other risk management practices that stress diversification and liquidity. For equity investments, no more than 10% of the equity portfolio can be invested in one issuer and typically no more than 20% of equity assets can be invested in one industry. Shares must be listed on major stock exchanges to assure liquidity. Debt securities are similarly governed by risk management rules. No more than 5% of the total portfolio may be invested in one issuer (except the United States government), and no one issuer can exceed 5% of the outstanding shares of that issuer. There are also quality ratings associated with debt securities that the Plan managers must adhere to. Certain assets or transactions are prohibited in the management of Plan assets, such as commodities, real estate (except mutual funds or REITS), venture capital, private placements, purchasing securities on margin and short selling.

The Company made cash contributions in 2011 of approximately $3.7 million to its defined benefit pension plans, $1.5 million of which was an additional voluntary contribution. The Company expects to contribute $6.0 million to its defined benefit pension plans in 2012, $3.5 million to meet minimum required contributions and $2.5 million as an additional voluntary contribution. This additional voluntary contribution was made in January 2012, fulfilling the Company's intention to fund $4.0 million in additional voluntary contributions.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| (THOUSANDS OF DOLLARS) | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 - 2021 |
|---|---|---|---|---|---|---|
| | $ 2,207 | $ 2,332 | $ 2,442 | $ 2,581 | $ 2,713 | $ 15,723 |

The fair value framework requires the categorization of pension plan assets into three levels based upon the assumptions (inputs) used to price the pension plan assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.
Level 3 Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset.

The fair values of our financial assets and liabilities are categorized as follows:

| (THOUSANDS OF DOLLARS) | **DECEMBER 31, 2011** | | | | JANUARY 1, 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | **LEVEL 1** | **LEVEL 2** | **LEVEL 3** | **TOTAL** | LEVEL 1 | LEVEL 2 | LEVEL 3 | TOTAL |
| Assets: | | | | | | | | |
| Domestic Equities (A) (B) | **$ 10,579** | **$ -** | **$ -** | **$ 10,579** | $ 9,832 | $ - | $ - | $ 9,832 |
| International Equities (A) | **2,264** | **-** | **-** | **2,264** | 2,532 | - | - | 2,532 |
| Fixed Income Securities (A) (C) | **11,158** | **-** | **-** | **11,158** | 10,111 | - | - | 10,111 |
| Foreign Fixed Income Securities (C) | **-** | **2,932** | **-** | **2,932** | - | 6,575 | - | 6,575 |
| All Asset Fund (A) | **4,272** | **-** | **-** | **4,272** | 3,686 | - | - | 3,686 |
| Cash and Cash Equivalents | **3,687** | **-** | **-** | **3,687** | 192 | - | - | 192 |
| Total Assets at Fair Value | **$ 31,960** | **$ 2,932** | **$ -** | **$ 34,892** | $ 26,353 | $ 6,575 | $ - | $ 32,928 |

(A) Value based on quoted market prices of identical instruments
(B) Includes approximately $0.6 million and $1.1 million of A.T. Cross Company Class A shares in 2011 and 2010, respectively.
(C) Valued daily by the fund using a market approach with inputs that include quoted market prices of identical instruments to the underlying investments

## NOTE I - OMNIBUS INCENTIVE PLAN (THE "OI PLAN")

The Company's OI Plan permits the Compensation Committee of the Board of Directors of the Company to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The OI Plan provides for grants of awards, including but not limited to Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; Non-Vested Equity Shares, which are common shares that have certain conditions attached to them that must be satisfied in order to have unencumbered rights to them; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date but may be terminated by the Board of Directors at any time. At December 31, 2011, there were 2,141,621 shares reserved and 863,380 shares available to be issued under the OI Plan.

The fair value of each stock option granted under the Company's OI Plan was estimated on the date of grant using the Black-Scholes option-pricing model. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years unless employment is terminated. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances. No stock options were exercised in 2009. At December 31, 2011, the total unamortized expense for stock options under the OI Plan was approximately $0.2 million. Other information related to stock options follows:

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Weighted average fair value per share of stock options granted | **$ 4.40** | $ 1.28 | $ 0.89 |
| | | | |
| Key assumptions used to value stock options granted: | | | |
| Weighted average risk-free rate | **2.21%** | 1.56% | 1.98% |
| Average expected life in years | **5** | 3 | 7 |
| Volatility | **44.97%** | 43.32% | 36.69% |
| Dividend yield | **0%** | 0% | 0% |

| | **DECEMBER 31, 2011** | JANUARY 1, 2011 |
|---|---|---|
| Stock price used to determine intrinsic values at end of year | **$ 11.31** | $ 9.79 |
| (MILLIONS OF DOLLARS) | | |
| Intrinsic value of stock options outstanding at end of year | **$ 8.6** | $ 7.6 |
| Intrinsic value of stock options exercisable at end of year | **$ 8.5** | $ 6.4 |
| Intrinsic value of stock options exercised | **$ 1.4** | $ 0.3 |

The fair value of non-vested equity shares granted under the Company's OI Plan was determined on the date of grant. At December 31, 2011, the total unrecognized compensation expense for Non-Vested Equity Shares under the OI Plan was approximately $2.7 million with a weighted-average life of 2.3 years. Other information related to non-vested equity shares follows:

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| (MILLIONS OF DOLLARS) | | | |
| Fair value of shares vested at vesting dates | **$ 1.8** | $ 1.4 | $ 0.4 |
| Compensation expense recognized | **$ 1.3** | $ 1.1 | $ 0.5 |

Director Retainers are shares of Company stock issued to Directors for services performed for the Company; they vest upon issuance. The expense related to Director Retainer shares for 2011, 2010 and 2009 were $0.1 million, $0.2 million and $0.1 million, respectively.

The related tax benefit (provision) on compensation expense recognized under the OI Plan was $0.8 million, ($0.1) million and ($0.1) million in fiscal 2011, 2010 and 2009, respectively.

Stock plan activity during the year ended December 31, 2011 was as follows:

| | SHARES | WEIGHTED AVERAGE EXERCISE PRICE | SHARES RESERVED |
|---|---|---|---|
| Shares reserved at January 1, 2011 | | | 1,528,364 |
| Additional Shares Reserved | 900,000 | | 900,000 |
| Stock Options: | | | |
| Outstanding at January 1, 2011 | 1,440,549 | $4.54 | - |
| Granted | 84,000 | $10.52 | - |
| Exercised | (217,553) | $5.99 | (217,553) |
| Cancelled | (28,755) | $7.46 | - |
| Outstanding at December 31, 2011 | 1,278,241 | $4.62 | |
| | | WEIGHTED AVERAGE GRANT DATE FAIR VALUE | |
| Non-Vested Equity Shares: | | | |
| Outstanding at January 1, 2011 | 815,905 | $4.91 | - |
| Granted | 154,169 | $12.43 | (154,169) |
| Vested | (167,499) | $4.28 | - |
| Cancelled | (97,655) | $9.99 | 97,655 |
| Outstanding at December 31, 2011 | 704,920 | $6.00 | |
| Director Retainers | 12,676 | $11.82 | (12,676) |
| **Shares reserved at December 31, 2011** | | | **2,141,621** |

The Company also has an Employee Stock Purchase Plan (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan, and the aggregate numbers of shares reserved and available for purchase under the ESP Plan were 76,610, 78,134 and 81,822 at December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

## NOTE J - INCOME TAXES

The components of income before income taxes were:

| (THOUSANDS OF DOLLARS) | **2011** | 2010 | 2009 |
|---|---|---|---|
| U.S. | **$ 5,610** | $ 2,156 | $ (3,356) |
| Non-U.S. | **5,539** | 5,694 | 3,271 |
| | **$ 11,149** | $ 7,850 | $ (85) |

The provision for income taxes consists of the following:

| (THOUSANDS OF DOLLARS) | **2011** | 2010 | 2009 |
|---|---|---|---|
| *Currently (Receivable) Payable:* | | | |
| Federal | **$ (1,185)** | $ 1,233 | $ (879) |
| State | **179** | 214 | (182) |
| Foreign | **921** | 1,094 | 1,015 |
| | **(85)** | 2,541 | (46) |
| *Deferred:* | | | |
| Federal | **2,939** | (797) | (1,562) |
| State | **(10)** | - | 29 |
| Foreign | **(5)** | (102) | (65) |
| | **2,924** | (899) | (1,598) |
| *Total* | **$ 2,839** | $ 1,642 | $ (1,644) |

The reconciliation of income taxes computed at the statutory Federal income tax rate to the provision for income taxes from operations is as follows:

| (THOUSANDS OF DOLLARS) | **2011** | 2010 | 2009 |
|---|---|---|---|
| Statutory Federal income tax provision | **$ 3,902** | $ 2,747 | $ (29) |
| State income tax expense, less Federal tax benefit | **234** | 134 | (118) |
| Foreign tax rate differential | **(1,023)** | (1,001) | (298) |
| Adjustment related to uncertain tax benefits | **(16)** | (223) | (367) |
| Settlement of items subject to audit | **-** | - | (818) |
| Miscellaneous | **(258)** | (15) | (14) |
| *Income Tax Provision (Benefit)* | **$ 2,839** | $ 1,642 | $ (1,644) |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and January 1, 2011 are as follows:

| (THOUSANDS OF DOLLARS) | **2011** | 2010 |
|---|---|---|
| *Current Deferred Tax Assets:* | | |
| Additional costs inventoried for tax purposes and inventory adjustments not deductible for tax purposes | **$ 1,077** | $ 2,592 |
| Excess benefit plan | **1,005** | 889 |
| Accrued pension costs | **689** | 668 |
| Net operating loss carryforward | **1,315** | - |
| Other | **1,548** | 1,466 |
| | **5,634** | 5,615 |
| Less Valuation Allowance | **(1,428)** | (1,159) |
| *Current Deferred Tax Assets* | **$ 4,206** | $ 4,456 |

| (THOUSANDS OF DOLLARS) | 2011 | 2010 |
|---|---|---|
| *Long-Term Deferred Tax Assets and Liabilities:* | | |
| *Assets:* | | |
| Intangible assets | $ 212 | $ 682 |
| Accrued warranty costs | 733 | 773 |
| Foreign tax credit carryforward | 1,185 | 1,682 |
| Net operating loss carryforward | 3,047 | 2,665 |
| Accrued pension costs | 7,662 | 6,427 |
| Deferred gain on sale of real estate | 1,105 | 1,329 |
| Other | 1,507 | 1,584 |
| | 15,451 | 15,142 |
| Less Valuation Allowance | (3,487) | (3,624) |
| *Long-Term Deferred Tax Assets* | $ 11,964 | $ 11,518 |
| *Liabilities:* | | |
| Property, plant and equipment, principally due to differences in depreciation | (849) | (200) |
| *Long-Term Deferred Tax Liabilities* | (849) | (200) |
| *Net Long-Term Deferred Tax Asset* | $ 11,115 | $ 11,318 |
| *Net Deferred Tax Asset* | $ 15,321 | $ 15,774 |

At December 31, 2011 and January 1, 2011, undistributed earnings of foreign subsidiaries amounted to approximately $35.5 million and $30.9 million, respectively. These earnings could become subject to additional tax if they are remitted as dividends or if certain other circumstances exist. The amount of additional taxes that might be payable on the undistributed foreign earnings of $35.5 million approximates $9.2 million. This amount has not been recorded because it is the Company's intention to permanently invest the remainder of the undistributed earnings of its foreign subsidiaries in the growth of business outside the United States.

At December 31, 2011, the Company had state net operating loss carryforwards of approximately $29.1 million, which expire in fiscal years from 2012 to 2030. Net operating loss carryforwards for certain foreign subsidiaries were approximately $3.9 million for tax purposes. A portion of these losses will expire in fiscal years from 2012 to 2024 and a portion does not expire. A valuation allowance has been provided for the foreign and state net operating losses and temporary differences that are estimated to expire before they are utilized. The increase of $0.3 million in 2011 and the decrease of $0.1 million in 2010 in the valuation allowance primarily related to changes in state deferred tax assets.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise we consider all available positive and negative evidence, including reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. It is management's assertion based on the evaluation of this evidence that it is more likely than not that sufficient future taxable income will be generated to realize the tax benefit of the deferred tax assets, net of the valuation allowance.

As of December 31, 2011, the liability for uncertain tax positions is $0.4 million and $0.3 million of the unrecognized tax benefit would impact the Company's effective tax rate, if recognized.

The following is a tabular reconciliation of beginning and ending balances of unrecognized tax benefits.

| (THOUSANDS OF DOLLARS) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Beginning of Year | $ 376 | $ 586 | $ 1,848 |
| Gross decreases - tax positions in prior period | - | - | (722) |
| Gross increases - current period tax positions | 16 | 92 | 98 |
| Lapse of statute limitations | (31) | (302) | (638) |
| End of Year | $ 361 | $ 376 | $ 586 |

The Company is currently subject to audit by the Internal Revenue Service ("IRS") and certain foreign jurisdictions for the calendar years ended 2008 through 2012. The Company concluded the IRS audit of the 2005 tax year in the first quarter of 2009 and recorded those results in that quarter. In certain foreign jurisdictions, the Company is currently subject to audit for tax years prior to 2008; this varies depending on the jurisdiction. The Company and its subsidiaries' state income tax returns are subject to audit for the calendar years ended 2007 through 2011.

As of January 1, 2011, the Company had accrued $0.1 million of interest and an immaterial amount of penalties related to uncertain tax positions. As of December 31, 2011, the amount of accrued interest was $0.1 million and the amount of accrued penalties was immaterial. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. The liabilities resulting from the adoption of an accounting standard update related to uncertain tax positions, including tax, interest and penalty, are included in other long-term liabilities on the Company's consolidated balance sheet.

The Company is subject to income taxes in many jurisdictions around the world. Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations in which the ultimate tax determination is uncertain. Although the Company believes the estimates for uncertain tax positions are reasonable and recorded in accordance with accounting standards, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Additional taxes assessed as a result of an audit or litigation could have a material effect on the Company's income tax provision and net income in the period or periods in which the determination is made. Changes in estimates made in fiscal 2011 and 2010 were the result of more precise information, current actions by taxing authorities and the expiration of statutes of limitation in certain jurisdictions.

## NOTE K - SEGMENT INFORMATION

The following chart sets forth segment information for the Company for the three fiscal years ended December 31, 2011:

| (THOUSANDS OF DOLLARS) | CROSS ACCESSORY DIVISION | CROSS OPTICAL GROUP | TOTAL |
|---|---|---|---|
| **2011:** | | | |
| Revenues from external customers | **$ 102,131** | **$ 72,506** | **$ 174,637** |
| Depreciation and amortization | **4,564** | **1,455** | **6,019** |
| Operating income | **1,205** | **10,841** | **12,046** |
| Segment assets | **104,761** | **50,654** | **155,415** |
| Goodwill | **-** | **15,279** | **15,279** |
| Expenditures for long-lived assets | **2,510** | **1,685** | **4,195** |
| 2010: | | | |
| Revenues from external customers | $ 97,776 | $ 60,536 | $ 158,312 |
| Depreciation and amortization | 4,780 | 1,835 | 6,615 |
| Operating income | 817 | 8,253 | 9,070 |
| Segment assets | 98,566 | 48,154 | 146,720 |
| Goodwill | - | 15,279 | 15,279 |
| Expenditures for long-lived assets | 3,734 | 1,085 | 4,819 |
| 2009: | | | |
| Revenues from external customers | $ 90,892 | $ 50,872 | $ 141,764 |
| Depreciation and amortization | 4,374 | 1,499 | 5,873 |
| Operating (loss) income | (5,211) | 6,056 | 845 |
| Restructuring charges | 1,860 | - | 1,860 |
| Segment assets | 97,218 | 44,061 | 141,279 |
| Goodwill | - | 15,279 | 15,279 |
| Expenditures for long-lived assets | 4,181 | 1,737 | 5,918 |

Total Company and segment operating income (loss) reconciles to consolidated income before income taxes by the inclusion of interest income, interest expense and other income.

The Company defines long-lived assets as property, plant and equipment and intangibles.

**Geographic Information:**

| (THOUSANDS OF DOLLARS) | **2011** | 2010 | 2009 |
|---|---|---|---|
| NET SALES | | | |
| United States | **$ 101,410** | $ 90,322 | $ 80,891 |
| Europe, Middle East and Africa | **36,230** | 34,631 | 33,238 |
| Asia Pacific | **24,187** | 22,438 | 18,906 |
| International Americas | **12,810** | 10,921 | 8,729 |
| *Total Consolidated Net Sales* | **$ 174,637** | $ 158,312 | $ 141,764 |

Revenues are attributed to countries based on the location of customers.

| LONG-LIVED ASSETS | **2011** | 2010 | 2009 |
|---|---|---|---|
| United States | **$ 30,878** | $ 31,786 | $ 32,451 |
| Foreign countries | **7,109** | 8,033 | 9,165 |
| *Total Consolidated Long-Lived Assets* | **$ 37,987** | $ 39,819 | $ 41,616 |

## NOTE L - COMMITMENTS AND CONTINGENCIES

The Company leases administrative facilities and/or manufacturing and warehouse space for its CAD segment operations in Rhode Island, U.S., the United Kingdom, France, Japan, Hong Kong, Taiwan, Singapore and China. The CAD segment also leases a retail facility in the United Kingdom. The Company's COG segment leases administrative and warehouse facilities in Florida and Colorado. All leases expire prior to the end of 2017. Real estate taxes, insurance, and maintenance expenses are generally obligations of the Company. It is expected that in the ordinary course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2012. Rent expense for leased facilities was approximately $3.5 million, $3.5 million and $3.6 million in 2011, 2010 and 2009, respectively. At December 31, 2011, future minimum lease payments under all such non-cancelable leases, including renewal options the Company believes it will exercise, were approximately:

| (THOUSANDS OF DOLLARS) | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| | $ 3,484 | $ 3,147 | $ 2,591 | $ 2,409 | $ 2,146 | $ 1,115 | $ 14,892 |

The Company was named as one of approximately ninety defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill Site (the "Site"), which is part of the Peterson/Puritan Superfund Site in Cumberland, Rhode Island. These complaints alleged that the Company was liable under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") for contribution for Site investigation costs. The Company has reached settlement of the case and paid a settlement amount of approximately $0.2 million in 2010.

The Company expects that the Federal Environmental Protection Agency ("EPA") will select a remedy for the Site in 2012. At that time, the EPA will initiate an administrative process (the "Special Notice Process") pursuant to CERCLA whereby the EPA will request that those entities that the EPA contends arranged for the disposal of hazardous materials at the Site (the PRPs), undertake the selected remedy at the Site. The EPA contends that the Company is a PRP at the Site. During the Special Notice Process, the Company and the other PRPs will engage in negotiations with the EPA regarding the remedy, and among themselves regarding the contribution of each PRP to overall remediation costs. Neither the cost of the remedy nor the identity of all PRPs is known at this time. Therefore it is not possible to assess the outcome of the Special Notice Process as it may relate to the Company's contribution to remediation costs.

The Pension Benefit Guaranty Corporation ("PBGC") has asserted that it believes that the Company has had a triggering event under Section 4062(e) of ERISA, which, had such an event occurred, would lead to an acceleration of funding contributions to the Company's defined benefit plan. Specifically, during 2010, the PBGC has asserted that the Company closed a facility in the USA when it completed the transfer of a significant portion of its manufacturing operations offshore. The Company maintains that the facility did not close, and therefore no triggering event occurred. The Company's most recent contact with the PBGC regarding this matter was in April 2011. Notwithstanding the foregoing, the Company intends to ensure that its defined benefit plan remains viable and healthy and intends to continue to make all legally required contributions under the plan. The Company further believes that it has sufficient liquidity to meet any required contributions to the Plan, and in fact, has made additional voluntary contributions of $4 million to the plan since October 2011.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

## NOTE M - COMMON STOCK

Holders of Class A common stock have the right to elect one-third of the number of directors from time to time fixed by the holders of Class A and Class B common stock voting together as a single class. Holders of Class B common stock have the right to elect the remaining directors. Class A and Class B common stock vote together as a single class to reserve shares to be issued pursuant to options granted with respect to the acquisition of assets or shares of another company under certain circumstances. Except as described above or as otherwise required by law, all voting power is vested in the holders of Class B common stock.

## NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2 Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets in inactive markets.

Level 3 Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

The fair values of our financial assets and liabilities are categorized as follows:

| (THOUSANDS OF DOLLARS) | DECEMBER 31, 2011 | | | | JANUARY 1, 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | LEVEL 1 | LEVEL 2 | LEVEL 3 | TOTAL | LEVEL 1 | LEVEL 2 | LEVEL 3 | TOTAL |
| Assets: | | | | | | | | |
| Money market funds (A) | $ 10,404 | $ - | $ - | $ 10,404 | $ 7,003 | $ - | $ - | $ 7,003 |
| Short-term investments (B) | - | - | - | - | 2,514 | - | - | 2,514 |
| Derivatives not designated as hedging instruments: | | | | | | | | |
| Foreign exchange contracts (C) | - | 55 | - | 55 | - | - | - | - |
| | $ 10,404 | $ 55 | $ - | $ 10,459 | $ 9,517 | $ - | $ - | $ 9,517 |

| | DECEMBER 31, 2011 | | | | JANUARY 1, 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | LEVEL 1 | LEVEL 2 | LEVEL 3 | TOTAL | LEVEL 1 | LEVEL 2 | LEVEL 3 | TOTAL |
| Liabilities: | | | | | | | | |
| Derivatives designated as hedging instruments: | | | | | | | | |
| Interest rate swaps (D) | $ - | $ 169 | $ - | $ 169 | $ - | $ 184 | $ - | $ 184 |
| Derivatives not designated as hedging instruments: | | | | | | | | |
| Foreign exchange contracts (C) | - | 31 | - | 31 | - | 154 | - | 154 |
| | $ - | $ 200 | $ - | $ 200 | $ - | $ 338 | $ - | $ 338 |

(A) Value is based on quoted market prices of identical instruments, fair value is included in cash and cash equivalents

(B) Value is based on quoted market prices of identical instruments

(C) Value is based on the present value of the forward rates less the contract rate multiplied by the notional amount, fair value is included in other current assets or accounts payable, accrued expenses and other liabilities

(D) Value is derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve, fair value is included in accounts payable, accrued expenses and other liabilities

Accounts receivable are recorded at net realizable value, which approximates fair value. Accounts payable, included in accounts payable, accrued expenses and other current liabilities, are recorded at historical cost, which approximates fair value due to the short-term nature of the liabilities. Long-term debt is recorded at historical cost, which approximates fair value due to the variable interest rate.

The effective portion of the pre-tax gains (losses) on our derivative instruments are categorized in the following table:

| (THOUSANDS OF DOLLARS) | YEARS ENDED | |
|---|---|---|
| | **DECEMBER 31, 2011** | **JANUARY 1, 2011** |
| Fair Value / Non-designated Hedges: | | |
| Foreign exchange contracts (A) | **$ 24** | $ (154) |
| Cash Flow Hedges: | | |
| Effective portion recognized in other comprehensive income: | | |
| Interest rate swaps | **$ 253** | $ 870 |
| Effective portion reclassified from other comprehensive income: | | |
| Interest rate swaps (B) | **$ (239)** | $ (513) |

(A) Included in selling, general and administrative expenses
(B) Included in interest expense

## NOTE O - SHORT-TERM INVESTMENTS

At December 31, 2011, the Company had no short-term equity investments classified as trading securities. Realized gains or losses on short-term investments are included in other (expense) income.

## NOTE P - RELATED PARTY TRANSACTIONS

Pursuant to a Stock Redemption Agreement with Galal Doss, a director and major stockholder of the Company at that time, the Company purchased approximately 1.4 million shares of the Company's Class A common stock in 2010 for approximately $5.6 million. In 2009, the Company purchased approximately 1.5 million shares from Mr. Doss for approximately $5.2 million.

## NOTE Q - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

During the fourth quarter of 2011, the Company changed its method of accounting for domestic writing instrument inventories from determining cost using the last-in, first-out ("LIFO") method to determining cost using the first-in, first-out ("FIFO") method. All of the Company's inventories are now valued at the lower of cost, determined using the FIFO method, or market. The Company believes this change is preferable as it provides uniformity across the Company's operations with respect to the method for inventory accounting, better reflects the current value of inventories on the Consolidated Balance Sheet and improves comparability with the Company's peers.

The change in accounting method from LIFO to FIFO for domestic writing instrument inventories has been applied retrospectively by adjusting the financial statement amounts for the prior periods presented to reflect the value of domestic writing instrument inventories on a FIFO basis. The following tabulation of the unaudited quarterly results of operations for the years ended December 31, 2011 and January 1, 2011 reflects the effects of these adjustments.

(THOUSANDS EXCEPT PER SHARE DATA)

| **2011** | APRIL 2 | JULY 2 | OCTOBER 1 | DECEMBER 31 |
|---|---|---|---|---|
| Net Sales | $ 39,782 | $ 47,768 | $ 43,809 | $ 43,278 |
| Gross Profit Originally Reported | 23,155 | 27,386 | 23,471 | 22,953 |
| Effect of Restatement | 10 | 11 | 38 | - |
| Restated Gross Profit | 23,165 | 27,397 | 23,509 | 22,953 |
| Net Income Originally Reported | 1,258 | 3,152 | 1,920 | 1,941 |
| Effect of Restatement | 7 | 7 | 25 | - |
| Restated Net Income | 1,265 | 3,159 | 1,945 | 1,941 |
| Net Income Per Share: *Basic Originally Reported* | $0.10 | $0.26 | $0.16 | $0.16 |
| Effect of Restatement | $0.00 | $0.00 | $0.00 | $0.00 |
| *Restated Basic* | $0.10 | $0.26 | $0.16 | $0.16 |
| *Diluted Originally Reported* | $0.10 | $0.24 | $0.15 | $0.15 |
| Effect of Restatement | $0.00 | $0.00 | $0.00 | $0.00 |
| *Restated Diluted* | $0.10 | $0.24 | $0.15 | $0.15 |
| *Weighted Average Shares Outstanding:* | | | | |
| *Denominator for Basic Net Income Per Share* | 12,113 | 12,191 | 12,244 | 12,229 |
| *Effect of Dilutive Securities:* | | | | |
| Common stock equivalents | 778 | 810 | 796 | 797 |
| *Denominator for Diluted Net Income Per Share* | 12,891 | 13,001 | 13,040 | 13,026 |

| 2010 | APRIL 3 | JULY 3 | OCTOBER 2 | JANUARY 1 |
|---|---|---|---|---|
| Net Sales | $ 34,373 | $ 41,748 | $ 38,156 | $ 44,035 |
| Gross Profit Originally Reported | 19,519 | 23,905 | 20,746 | 24,306 |
| Effect of Restatement | (38) | (38) | (41) | (137) |
| Restated Gross Profit | 19,481 | 23,867 | 20,705 | 24,169 |
| Net Income Originally Reported | 174 | 2,714 | 1,630 | 1,855 |
| Effect of Restatement | (25) | (25) | (27) | (88) |
| Restated Net Income | 149 | 2,689 | 1,603 | 1,767 |
| Net Income Per Share: *Basic Originally Reported* | $0.01 | $0.20 | $0.13 | $0.16 |
| Effect of Restatement | $0.00 | $0.00 | $0.00 | ($0.01) |
| *Restated Basic* | $0.01 | $0.20 | $0.13 | $0.15 |
| *Diluted Originally Reported* | $0.01 | $0.20 | $0.13 | $0.15 |
| Effect of Restatement | $0.00 | $0.00 | $0.00 | ($0.01) |
| *Restated Diluted* | $0.01 | $0.20 | $0.13 | $0.14 |
| *Weighted Average Shares Outstanding:* | | | | |
| *Denominator for Basic Net Income Per Share* | 13,269 | 13,339 | 12,124 | 11,957 |
| *Effect of Dilutive Securities:* | | | | |
| Common stock equivalents | 86 | 119 | 400 | 645 |
| *Denominator for Diluted Net Income Per Share* | 13,355 | 13,458 | 12,524 | 12,602 |

## Item 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

## Item 9A CONTROLS AND PROCEDURES

### A Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

### B Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway commission. Based on this evaluation under the framework in Internal control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our internal control over financial reporting as of December 31, 2011, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

### C Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2011 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B OTHER INFORMATION

None

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the internal control over financial reporting of A.T. Cross Company and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of the Company as of and for the year ended December 31, 2011 and our report dated March 14, 2012 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph related to a change in accounting policy for domestic writing instruments inventory from the last in, first out method to the first in, first out method.



DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 14, 2012

## PART III

## Item 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE

See "Election of Directors," "Corporate Governance," "Committees of the Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the registrant's definitive proxy statement for the 2012 annual meeting of shareholders, which sections are incorporated by reference herein. See also the "Executive Officers of the Company" section of "Business" in Item 1 of this Annual Report on Form 10-K.

We have a Code of Ethics and Business Conduct that applies to all of our employees, including our chief executive officer and senior financial and accounting officers, which meets the requirements of a "code of ethics" as defined in Item 406 of Regulation S-K. The text of our Code of Ethics and Business Conduct is posted in the Investor Relations section of our website, www.cross.com. Disclosure regarding any amendments to, or waivers from, provisions of our code of ethics and business conduct that apply to our chief executive officer and senior financial and accounting officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is permitted by the rules of the NASDAQ Stock Exchange.

## Item 11 EXECUTIVE COMPENSATION

See "Executive Compensation, Compensation Discussion and Analysis," "Compensation Committee Report" and "Director Compensation" in the registrant's definitive proxy statement for the 2012 annual meeting of shareholders, which section is incorporated by reference herein. Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

## Item 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See "Security Ownership of Certain Beneficial Owners and Management" in the registrant's definitive proxy statement for the 2012 annual meeting of shareholders, which section is incorporated by reference herein.

**Equity Compensation Plan Information**

The following table details the Company's equity compensation plans as of December 31, 2011:

| PLAN CATEGORY: | (A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS | (B) WEIGHTED AVEARGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS | (C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,278,241 | $4.62 | 863,380 |
| Equity compensation plans not approved by security holders | - | - | - |
| Total | 1,278,241 | $4.62 | 863,380 |

## Item 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See "Election of Directors" in the registrant's definitive proxy statement for the 2012 annual meeting of shareholders, which sections are incorporated by reference herein.

## Item 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

See "Appointment of Independent Public Accountants" and "Principal Accounting Firm Fees" in the registrant's definitive proxy statement for the 2012 annual meeting of shareholders, which sections are incorporated by reference herein.

# PART IV

## Item 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A (1) and (2) The following consolidated financial statements of A.T. Cross Company and subsidiaries are incorporated by reference to Item 8 of this Annual Report on Form 10-K:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and January 1, 2011

Consolidated Statements of Income for the Years Ended December 31, 2011, January 1, 2011 and January 2, 2010

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, January 1, 2011 and January 2, 2010

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2011, January 1, 2011 and January 2, 2010

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, January 1, 2011 and January 2, 2010

Notes to Consolidated Financial Statements

(3) Listing of Exhibits

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| (3.1) | Restated Articles of Incorporation and By-laws (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1980) |
| (3.2) | Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1994) |
| (3.3) | Amendment to By-laws adopted December 2, 1988 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1989) |
| (3.4) | Amendment to By-laws adopted February 6, 1992 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1991) |
| (10.1) | A.T. Cross Company Unfunded Excess Benefit Plan (as amended) (incorporated by reference to Exhibit (10.6) to the registrant's report on Form 10-K for the year ended December 31, 1994) * |
| (10.2) | A.T. Cross Company Executive Life Insurance Program (incorporated by reference to Exhibit (10.8) to the Registrant's report on Form 10-K for the year ended December 31, 1997) * |
| (10.3) | A.T. Cross Company Deferred Compensation Plan for Employee Officers and Directors (incorporated by Reference to Exhibit (10.4) to the registrant's report on Form 10-K for the year ended December 28, 2002) * |
| (10.4) | A.T. Cross Company Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit (10.5) to the registrant's report on Form 10-K for the year ended December 28, 2002) * |
| (10.5) | A.T. Cross Company Omnibus Incentive Plan (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended July 3, 2004) * |

(10.6) Executive Employment Contract - Charles S. Mellen dated November 21, 2004 (incorporated by reference to Exhibit (10.9) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.7) Executive Employment Contract - Kevin F. Mahoney dated January 11, 2005 (incorporated by reference to Exhibit (10.10) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.8) A.T. Cross Company Long Term Incentive Plan and Severance Program for senior management (incorporated by reference to the registrant's report on Form 8-K filed October 25, 2005) *

(10.9) Credit Agreement and first amendment with Bank of America, N.A., (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended October 3, 2009)

(10.10) Second amendment to Credit Agreement with Bank of America, N.A. (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-K for the year ended January 3, 2009)

(10.11) Third amendment to Credit Agreement with Bank of America, N.A. (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-K for the year ended January 2, 2010)

(10.12) Amended and Restated Credit Agreement with Bank of America, N.A. (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended July 3, 2010)

(11) Statement Re: Computation of Net Income per Share - (incorporated by reference to the "Consolidated Statements of Income" financial statement in Item 8 of this Annual Report on Form 10-K)

(18) Letter RE Change in Accounting Principle

(21) A.T. Cross Company Subsidiaries, Branches and Divisions

(23) Consent of Independent Registered Public Accounting Firm

(31.1) Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(31.2) Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(32) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract, compensatory plan or arrangement

B Exhibits - See Item A (3) above

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.T. CROSS COMPANY
(registrant)

By /s/ RUSSELL A. BOSS
(Russell A. Boss)
Chairman

Date: March 14, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

| SIGNATURE | TITLE | DATE |
|---|---|---|
| /s/RUSSELL A. BOSS<br>(Russell A. Boss) | Chairman & Director | March 14, 2012 |
| /s/DAVID G. WHALEN<br>(David G. Whalen) | President & Director<br>(Chief Executive Officer) | March 14, 2012 |
| /s/KEVIN F. MAHONEY<br>(Kevin F. Mahoney) | Vice President<br>(Chief Financial Officer) | March 14, 2012 |
| /s/GARY S. SIMPSON<br>(Gary S. Simpson) | Corporate Controller<br>(Chief Accounting Officer) | March 14, 2012 |
| /s/BERNARD V. BUONANNO, JR.<br>(Bernard V. Buonanno, Jr.) | Director | March 14, 2012 |
| /s/EDWARD J. COONEY<br>(Edward J. Cooney) | Director | March 14, 2012 |
| /s/JACOB C. GAFFEY<br>(Jacob C. Gaffey) | Director | March 14, 2012 |
| /s/DWAIN L. HAHS<br>(Dwain L. Hahs) | Director | March 14, 2012 |
| ______________<br>(Harlan M. Kent) | Director | March 14, 2012 |
| /s/ANDREW J. PARSONS<br>(Andrew J. Parsons) | Director | March 14, 2012 |
| /s/FRANCES P. PHILIP<br>(Frances P. Philip) | Director | March 14, 2012 |

**Exhibit 18**

## Letter RE Change in Accounting Principle

March 14, 2012

A.T. Cross Company
1 Albion Road
Lincoln, Rhode Island

Dear Sirs/Madams:

We have audited the financial statements of A.T. Cross Company as of December 31, 2011 and January 1, 2011 and for each of the three years in the period ended December 31, 2011, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 14, 2012, which expresses an unqualified opinion and includes an explanatory paragraph concerning a change in method of accounting for domestic writing instrument inventory from the last in, first out ("LIFO") method to the first in, first out ("FIFO") method. Note A to such financial statements contains a description of your adoption during the year ended December 31, 2011 of the change from LIFO to FIFO. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,



DELOITTE & TOUCHE LLP
Boston, MA

# Form 10-K Item 15A (3) Exhibit 21

## A. T. Cross Company
## Subsidiaries, Branches and Divisions

A.T. Cross (Asia Pacific) Limited
Hong Kong Branch
Hong Kong Special Administrative Region
of the People's Republic of China

A.T. Cross (Asia Pacific) Limited
Singapore Branch
Singapore

A.T. Cross (Asia Pacific) Limited
Taiwan Branch
Taipei, Taiwan, The Republic of China

A.T. Cross Company
French Branch
Paris, France

A.T. Cross Deutschland GmbH
Mainz, Federal Republic of Germany

A.T. Cross (Hong Kong) Ltd.
Hong Kong Special Administrative Region
of the People's Republic of China

A.T. Cross Limited
Ballinasloe, Republic of Ireland

A.T. Cross Limited
Luton, Bedfordshire, England

AT-Cross Services Mexico, S. de R.L. de C.V.
Mexico City, Mexico

A.T. Cross Shanghai Trading Company Limited
Shanghai, The People's Republic of China

A.T. Cross Stationery (Dongguan) Company Limited
Dong Guan City, The People's Republic of China

A.T.X. International, Inc.
Lincoln, Rhode Island

Comercializadora AT-Cross, S. de R.L. de C.V.
Mexico City, Mexico

Cross Company of Japan, Ltd.
Tokyo, Japan

Cross Optical Group, Inc.
Daytona Beach, Florida

Cross Retail Ventures, Inc.
Lincoln, Rhode Island

**Exhibit 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-175933, 333-156095, 333-42730, 333-66031, 333-42915, 033-64731 and 033-64729 on Forms S-8 of our reports dated March 14, 2012, relating to the consolidated financial statements of A.T. Cross Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's election to change its method of accounting for domestic writing instruments inventory from the last in, first out method to the first in, first out method) and the effectiveness of A.T. Cross Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of A.T. Cross Company for the year ended December 31, 2011.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 14, 2012

**Exhibit 31.1**

# CERTIFICATIONS

I, David G. Whalen, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2012

DAVID G. WHALEN
David G. Whalen
President and Chief Executive Officer

**Exhibit 31.2**

# CERTIFICATIONS

I, Kevin F. Mahoney, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2012

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

**Exhibit 32**

## FORM OF 906 CERTIFICATIONS

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the year ended December 31, 2011 (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

David G. Whalen, the Chief Executive Officer and Kevin F. Mahoney, the Chief Financial Officer of A.T. Cross Company, each certifies that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of A.T. Cross Company.

Date: March 14, 2012

DAVID G. WHALEN
David G. Whalen
Chief Executive Officer

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

## Board Of Directors

Russell A. Boss
Chairman of the Board
A.T. Cross Company
Class B Director [1]

Bernard V. Buonanno, Jr.
Managing Director
Riparian Partners
A Division of Oppenheimer & Co. Inc.
Providence, Rhode Island
Class B Director [3]

Edward J. Cooney
Senior Vice President and Treasurer
Nortek, Inc.
Providence, Rhode Island
Class B Director [2, 3]

Jacob C. Gaffey
Partner
Bay Capital Advisors, LLC
Providence, RI 02903
Class B Director [2]

Dwain L. Hahs
President
Stonehenge Management LLC
Jackson, Missouri
Class B Director [4]

Harlan M. Kent
President & Chief Executive Officer
Yankee Candle Company
South Deerfield, Massachusetts
Class A Director [3]

Andrew J. Parsons
Chairman & Chief Executive Officer
Gulliver Growth Partners, LLC
New York, New York
Class A Director [2, 4]

Frances P. Philip
Chief Merchandising Officer (Retired)
L. L. Bean
South Freeport, ME 04078
Class A Director [4]

David G. Whalen
President and Chief Executive Officer
A.T. Cross Company
Class B Director [1]

## Corporate Officers

Russell A. Boss
Chairman of the Board

David G. Whalen
President and Chief Executive Officer

Charles S. Mellen
President, Cross Accessory Division

Charles R. MacDonald
President, Cross Optical Group, Inc.

Joseph V. Bassi
Finance Director

Tina C. Benik
Vice President, Legal
and Human Resources
Corporate Secretary

Robin Boss
Vice President, Global
Strategic Initiatives
Cross Accessory Division

Kevin F. Mahoney
Senior Vice President, Finance
and Chief Financial Officer

Stephen A. Perreault
Vice President, Global Operations
and Information Technology
Cross Accessory Division

Gary S. Simpson
Corporate Controller

## Chairman Emeritus

Bradford R. Boss
Chairman Emeritus

Board Committees:

1. Executive
2. Audit
3. Compensation
4. Nominating and
   Corporate Governance

## Corporate Information

Corporate Headquarters
A.T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865 U.S.A.
Tel. (401) 333-1200
Fax (401) 334-2861
www.cross.com

Independent Auditors
Deloitte & Touche LLP
Boston, Massachusetts

Stock Symbol
NASDAQ Symbol: ATX

Transfer Agent And Registrar
Computershare Trust Company, N. A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
Shareholder Inquiries: (781) 575-2879
www.computershare.com

10-K Report
A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Senior Vice President, Finance and Chief Financial Officer at One Albion Road, Lincoln, Rhode Island 02865.

Alternatively, the Company's SEC filings are made available free of charge through the Investor Relations section of the Company's website: www.cross.com.

## Annual Meeting

The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 26, 2012 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865.

Printed in the U.S.A.

CROSS







Cover Images: Costa Isabela with Tortoise Frames with Copper 580P Lenses, Fantail Black Frames with Green Mirror 580G Lenses (Top Left); Native Kicker™ Asphalt/Iron Frames with Amber Lenses (Top Middle); Cross Edge Gel Ink Pen in Nitro Blue (Right)